                                ROBERTSON-CECO

                                  CORPORATION

                              1994 ANNUAL REPORT

Robertson-Ceco Corporation and its subsidiaries operate in two business seg-ments: (1) the Metal Buildings Group, which is engaged in the manufacture, sale and installation of pre-engineered metal buildings for commercial and indus-trial users; and (2) the Building Products Group, which provides construction services and at certain locations is engaged in the manufacture, sale and in-stallation of non-residential building components, including wall, roof and floor systems.



TABLE OF CONTENTS

To Our Stockholders                  1
Financial Statements                 3
Report of Independent Accoun-
 tants                               23
Financial Review                     24
Five Year Summary                    32
Officers and Directors           back cover
Investor Information             back cover

TO OUR STOCKHOLDERS
Dear Fellow Stockholders:

1994 was again a year of difficult choices and significant challenges for Rob-ertson-Ceco Corporation. During the year the company sold its Cupples Products Division and entered into a letter of intent to sell its Concrete Construction Division, which sale was completed on March 3, 1995. In addition, the Company commenced efforts to divest its remaining European Building Products opera-tions. With the above structural changes completed or underway, the Company has turned its focus for the future toward its Metal Buildings Group and Asia/Pacific Building Products operations as its core businesses.

We are pleased to present you with the 1994 Annual Report which provides addi-tional information concerning the above transactions and outlines the financial results of your Company during 1994.

On behalf of all our stockholders, we would like to thank all of our employees for the hard work, loyalty and sacrifices which they have made.

March 28, 1995

Andrew G.C. Sage II                                     Michael E. Heisley
Chairman                                                Chief Executive Officer
                                                        and Vice Chairman

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31

        (In thousands, except share data)            1992      1993      1994
- -------------------------------------------------------------------------------
REVENUE   Net product sales                        $287,592  $277,367  $276,987
          Construction and other services            44,299    38,290    32,368
          ---------------------------------------------------------------------
            Total                                   331,891   315,657   309,355
          ---------------------------------------------------------------------
COSTS AND Product costs                             244,373   237,685   234,566
EXPENSES  Construction and other services            48,279    34,627    30,344
          ---------------------------------------------------------------------
            Cost of sales                           292,652   272,312   264,910
          Selling, general and administrative        68,238    50,766    44,516
          Restructuring expense                       9,208        --     3,420
          ---------------------------------------------------------------------
            Total                                   370,098   323,078   312,846
          ---------------------------------------------------------------------
          Operating income (loss)                   (38,207)   (7,421)   (3,491)
          ---------------------------------------------------------------------
          Other income (expense)
           Interest expense                         (15,267)  (10,727)   (4,634)
           Loss on businesses sold/held for sale     (1,132)   (9,700)  (11,400)
           Other income (expense)--net               (6,790)      622       832
          ---------------------------------------------------------------------
            Total                                   (23,189)  (19,805)  (15,202)
          ---------------------------------------------------------------------
          Income (loss) from continuing opera-
           tions before provision for taxes on
           income                                   (61,396)  (27,226)  (18,693)
          Provision for taxes on income               1,205         9       256
          ---------------------------------------------------------------------
          Income (loss) from continuing opera-
           tions                                    (62,601)  (27,235)  (18,949)
          ---------------------------------------------------------------------
          Income (loss) from discontinued opera-
           tions                                     (8,544)    2,132    (2,811)
          ---------------------------------------------------------------------
          Income (loss) before extraordinary item
           and cumulative effect of accounting
           change                                   (71,145)  (25,103)  (21,760)
          ---------------------------------------------------------------------
          Extraordinary gain on debt exchange            --     5,367        --
          ---------------------------------------------------------------------
          Cumulative effect of accounting change         --    (1,200)       --
          ---------------------------------------------------------------------
          Net income (loss)                        $(71,145) $(20,936) $(21,760)
          ---------------------------------------------------------------------
EARNINGS  Continuing operations                    $ (71.30) $  (4.40) $  (1.20)
(LOSS)    Discontinued operations                     (9.70)      .35      (.18)
PER       Extraordinary item                             --       .86        --
COMMON    Cumulative effect of accounting change         --      (.20)       --
SHARE     ---------------------------------------------------------------------
          Net income (loss)                        $ (81.00) $  (3.39) $  (1.38)
          ---------------------------------------------------------------------
          Weighted average number of common
           shares outstanding                           880     6,217    15,808
          ---------------------------------------------------------------------

          See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
December 31

        (In thousands)                                          1993     1994
- -------------------------------------------------------------------------------
ASSETS    Current assets
             Cash and cash equivalents                        $ 15,666 $  7,890
             Restricted cash                                     3,138    2,478
             Accounts and notes receivable, less allowance for
              doubtful accounts: 1993, $3,255; 1994, $1,143     58,062   41,382
             Inventories                                        21,417   17,825
             Net assets held for sale                               --    4,664
             Other current assets                                3,218    2,056
          ---------------------------------------------------------------------
              Total current assets                             101,501   76,295
          ---------------------------------------------------------------------

          ---------------------------------------------------------------------
          Property--at cost
            Land and land improvements                           3,074    1,698
            Buildings and building equipment                    14,382   10,202
            Machinery and equipment                             42,210   24,288
            Construction in progress                             3,065    3,739
          ---------------------------------------------------------------------
              Total                                             62,731   39,927
            Less accumulated depreciation                       29,658   17,332
          ---------------------------------------------------------------------
                Property--net                                   33,073   22,595
          ---------------------------------------------------------------------
          Assets held for sale                                   4,289      992
          ---------------------------------------------------------------------
          Excess of cost over net assets of acquired busi-
             nesses, less accumulated
             amortization: 1993, $3,430; 1994, $4,257           29,094   28,267
          ---------------------------------------------------------------------
          Other non-current assets                              13,866    9,251
          ---------------------------------------------------------------------
              Total assets                                    $181,823 $137,400
          ---------------------------------------------------------------------

          See Notes to Consolidated Financial Statements.

        (In thousands, except share data)                             1993      1994
- --------------------------------------------------------------------------------------
LIABILITIES    Current liabilities
                Loans payable                                       $  1,054  $     --
                Current portion of long-term debt                        390       134
                Accounts payable, principally trade                   36,480    25,168
                Insurance liabilities                                 11,225     8,365
                Other accrued liabilities                             47,644    32,802
               -----------------------------------------------------------------------
                   Total current liabilities                          96,793    66,469
               -----------------------------------------------------------------------
               Long-term debt, less current portion                   45,084    43,421
               -----------------------------------------------------------------------
               Long-term insurance liabilities                        14,770    15,084
               -----------------------------------------------------------------------
               Long-term pension liabilities                          16,881    16,265
               -----------------------------------------------------------------------
               Reserves and other long-term liabilities               24,958    31,854
               -----------------------------------------------------------------------
               Commitments and contingencies

STOCKHOLDERS'  Common stock
EQUITY          Par value per share $.01
(DEFICIENCY)    Authorized shares: 30,000,000
                Issued shares: 1993--16,336,655; 1994--16,134,566        163       161
               Capital surplus                                       172,682   172,089
               Warrants                                                6,042     6,042
               Retained earnings (deficit)                          (177,519) (199,279)
               Excess of additional pension liability over unrec-
                ognized prior service cost                            (8,139)   (7,991)
               Deferred compensation                                  (1,551)     (508)
               Foreign currency translation adjustments               (8,341)   (6,207)
               -----------------------------------------------------------------------
                   Stockholders' equity (deficiency)                 (16,663)  (35,693)
               -----------------------------------------------------------------------
                   Total liabilities and stockholders' equity (de-
                    ficiency)                                       $181,823  $137,400
               -----------------------------------------------------------------------

          See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                1992      1993      1994
- --------------------------------------------------------------------------------------------------------------------------
CASH FLOWS   Net income (loss)                                                                $(71,145) $(20,936) $(21,760)
FROM         Adjustments to reconcile net income (loss)
OPERATING      to net cash provided by (used for) operating activities:
ACTIVITIES       Depreciation and amortization                                                   7,458     6,694     5,353
                 Amortization of discount on debentures and capitalized debt issuance costs        303     1,008     1,251
                 Loss on businesses sold/held for sale                                           1,132     9,700    11,400
                 Cumulative effect of accounting change                                             --     1,200        --
                 Extraordinary gain on debt exchange                                                --    (5,367)       --
                 (Income) loss on sale of business segment                                        (133)       --        --
                 Provisions for:
                   Bad debts and losses on erection contracts                                    3,526     2,658     3,539
                   Rectification and other costs                                                 3,719     4,203     4,035
                   Restructuring expense                                                        11,858        --     3,420
                   Loss from and writedown of equity investment                                  6,161        --        --
                   Discontinued operations                                                       3,930     2,500     8,000
                 Changes in assets and liabilities, net of divestitures:
                   (Increase) decrease in accounts and notes receivable                         22,463     2,698    (8,930)
                   Decrease in inventories                                                       5,967     2,765     2,024
                   (Increase) decrease in restricted cash                                      (23,962)   20,824       660
                   Increase (decrease) in accounts payable, principally trade                   (1,955)    2,672    (5,200)
                   Net changes in other assets and liabilities                                 (43,762)  (29,962)  (15,229)
             -------------------------------------------------------------------------------------------------------------
             NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES                              (74,440)      657   (11,437)
             -------------------------------------------------------------------------------------------------------------
CASH FLOWS   Capital expenditures                                                               (3,221)   (5,503)   (4,991)
FROM         Proceeds from sales of property, plant and equipment                                  736     2,986     1,701
INVESTING    Proceeds from sales of businesses                                                 142,707        --       807
ACTIVITIES   Proceeds from sales of assets held for sale                                         4,072     1,563     3,764
             -------------------------------------------------------------------------------------------------------------
             NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES                              144,294      (954)    1,281
             -------------------------------------------------------------------------------------------------------------
CASH FLOWS   Net (payments) proceeds on short-term borrowings                                   (3,885)     (624)    2,242
FROM         Proceeds from long-term debt borrowings                                                --     5,000        --
FINANCING    Payments on revolving credit arrangements                                         (64,300)       --        --
ACTIVITIES   Proceeds from revolving credit arrangements                                         5,200        --        --
             Payments on long-term debt borrowings                                              (7,680)   (2,283)      (80)
             Proceeds from common stock issued                                                      10     7,000        --
             -------------------------------------------------------------------------------------------------------------
             NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                              (70,655)    9,093     2,162
             -------------------------------------------------------------------------------------------------------------
             Effect of foreign exchange rate changes on cash                                      (727)     (350)      218
             -------------------------------------------------------------------------------------------------------------
             NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               (1,528)    8,446    (7,776)
             CASH AND CASH EQUIVALENTS--BEGINNING OF PERIOD                                      8,748     7,220    15,666
             -------------------------------------------------------------------------------------------------------------
             CASH AND CASH EQUIVALENTS--END OF PERIOD                                         $  7,220  $ 15,666  $  7,890
             -------------------------------------------------------------------------------------------------------------
             Supplemental Cash Flow Data
                 Cash payments made for:
                   Interest                                                                   $  3,387  $  2,301  $  5,789
            --------------------------------------------------------------------------------------------------------------
                   Income taxes                                                               $    572  $    627  $    191
            --------------------------------------------------------------------------------------------------------------

          See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                                                             Excess of
                                                                                            Additional
                                                                                               Pension
                                                                                             Liability
                                 Cumulative                                                       Over                      Foreign
                                Convertible                                   Retained    Unrecognized                     Currency
(In thousands except              Preferred   Common    Capital               Earnings   Prior Service       Deferred   Translation
share data)                           Stock    Stock    Surplus   Warrants   (Deficit)            Cost   Compensation   Adjustments
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1991              $  5     $145   $129,287     $6,042   $ (85,438)        $(3,610)        $   --    $   (6,557)
Net loss for the year                                                          (71,145)
Dividends payable on preferred
 stock, $.34 per share                                     (169)
Stock issued to directors (410
 shares)                                                     10
Change in excess of additional
 pension liability over un-
 recognized prior service cost                                                                   1,899
Foreign currency translation
 adjustments for the year                                                                                                    (4,658)
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1992                 5      145    129,128      6,042    (156,583)         (1,711)            --       (11,215)
Net loss for the year                                                          (20,936)
Dividends payable on preferred
 stock, $.23 per share                                     (112)
Stock issued to directors
 (5,635 shares)                                              25
Exchange Offer                           (5)     (35)    31,022
Conversion of Facility Note
 (1,374,292 shares)                               14      4,107
Stock issued (3,333,333 shares)                   33      6,967
Change in excess of additional
 pension liability over  un-
 recognized prior service cost                                                                  (6,428)
Issuances under employee plans,
 net                                               6      1,545                                                (1,551)
Foreign currency translation
 adjustments for the year                                                                                                    (1,705)
Writedown from sale of the U.K.
 Subsidiary                                                                                                                   4,579
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1993                --      163    172,682      6,042    (177,519)         (8,139)        (1,551)       (8,341)
Net loss for the year                                                          (21,760)
Change in excess of additional
 pension liability over un-
 recognized prior service cost                                                                     148
Forfeitures under employee plans,
 net                                              (2)     (593)                                                   569
Amortization of deferred
 compensation                                                                                                     474
Foreign currency translation
 adjustments for the year                                                                                                       896
Writedown from pending
 sale/disposition of European
 Operations                                                                                                                   1,238
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994              $ --     $161   $172,089     $6,042   $(199,279)        $(7,991)        $ (508)     $ (6,207)
- -----------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1992, 1993 AND 1994

1. SUMMARY OF ACCOUNTING POLICIES
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
BASIS OF PRESENTATION
The consolidated financial statements include the accounts of Robertson-Ceco Corporation (the "Company") and all majority-owned subsidiaries. All signifi-cant intercompany balances and transactions have been eliminated. Certain pre-viously reported amounts have been reclassified to conform to the 1994 presen-tation.

FOREIGN CURRENCY TRANSLATION
Asset and liability accounts of foreign subsidiaries and affiliates are trans-lated into U.S. dollars at current exchange rates. Income and expense accounts are translated at average rates. Any unrealized gains or losses arising from the translation are charged or credited to the foreign currency translation ad-justments account included in stockholders' equity (deficiency). Foreign cur-rency gains and losses resulting from transactions, except for intercompany debt of a long-term investment nature, are included in other income (expense)- net and amounted to $(1,088,000), $(382,000) and $(27,000),respectively, for the years ended December 31, 1992, 1993 and 1994.

FINANCIAL INSTRUMENTS
The Company enters into foreign exchange contracts as hedges against exposure to fluctuations in exchange rates associated with certain transactions denomi-nated in foreign currencies, principally receivables. Market value gains or losses on these contracts are included in the results of operations and gener-ally offset gains or losses on the related transactions. The terms of the Company's forward contracts are generally less than one year. Gains and losses on these contracts are deferred and recognized as adjustments of carrying amounts when the hedged transaction occurs. Deferred gains or losses at Decem-ber 31, 1994 are not significant.

INVENTORIES
Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") method for certain inventories and the first-in, first-out ("FIFO") method for other inventories.

PROPERTY
Property is stated at cost. Depreciation is computed for financial statement purposes by applying the straight-line method over the estimated lives of the property. For federal income tax purposes, assets are generally depreciated us-ing accelerated methods. Amortization of assets under capital leases is in-cluded with depreciation expense.

Estimated useful lives used in computing depreciation for financial statement purposes are as follows:

Land improvements                 10-25 years
Buildings and building equipment  25-33 years
Machinery and equipment            3-16 years

INCOME TAXES
The provision for income taxes is based on earnings reported in the financial statements. Deferred tax assets, when considered realizable, and deferred tax liabilities are recorded to reflect temporary differences between the tax bases of assets and liabilities for financial reporting and tax purposes.

REVENUE
Revenue from product sales is recognized generally upon passage of title, ac-ceptance at a job site, or when affixed to a building. Revenue from construc-tion services is recognized generally using the percentage-of-completion method which recognizes income ratably over the period during which contract costs are incurred. A provision for loss on construction services in progress is made at the time a loss is determinable.

INSURANCE LIABILITIES
The Company is self-insured in the U.S. for certain health insurance, worker's compensation, general liability and automotive liability, subject to specific retention levels. Insurance liabilities consist of liabilities incurred but not yet paid for such amounts.

DEFERRED REVENUES
Billings in excess of revenues earned on construction contracts are reflected in other accrued liabilities as deferred revenues. Revenues earned in excess of billings are included in accounts receivable as unbilled receivables.

EXCESS OF COST OVER NET ASSETS OF ACQUIRED BUSINESSES
The excess of cost over the net assets of acquired businesses relates to the Company's acquisitions of its Ceco and Star metal buildings businesses. Such costs are being amortized on a straight-line basis over a period of 40 years. The Company periodically reviews the carrying value of its excess of cost over net assets of acquired businesses to determine whether facts and circumstances exist which would indicate that the asset has been impaired. No such determina-tion has been made to date.

CASH AND CASH EQUIVALENTS
As used in the consolidated statements of cash flows, cash equivalents repre-sent those short-term investments that can be easily converted into cash and that have original maturities of three months or less.

EARNINGS (LOSS) PER COMMON SHARE
Earnings (loss) per common share is based on the weighted average number of common shares and common share equivalents outstanding during each period. War-rants to purchase common stock, outstanding stock options and restricted stock are included in the earnings (loss) weighted average share computations if the effect is not antidilutive. Earnings (loss) used in the computation, is earn-ings (loss), plus dividends paid or payable on preferred stock. On July 23, 1993, a 1 for 16.5 reverse split (the "Reverse Split") of the Company's common stock became effective. The Reverse Split followed the

                                         Robertson-Ceco Corporation
issuance as of July 14, 1993 of 10,178,842 shares, after giving effect to the Reverse Split, in exchange for $63,734,000 principal amount of the Company's 15.5% Subordinated Debentures due 2000 and 500,000 shares of the Company's Pre-ferred Stock pursuant to an exchange offer (the "Exchange Offer") for such de-bentures and preferred stock consummated on that date (see Note 10). All common stock share amounts and per share data presented herein are restated to reflect the Reverse Split.

2. ACQUISITIONS AND DIVESTITURES
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
On November 8, 1990, H.H. Robertson Company ("Robertson") and Ceco Industries, Inc. ("Ceco Industries") merged into The Ceco Corporation ("Ceco"), a wholly-owned subsidiary of Ceco Industries (the "Combination") with Ceco continuing as the surviving corporation under the name Robertson-Ceco Corporation (the "Com-pany"). The Combination was accounted for using the purchase method of account-ing, with Robertson deemed to be the acquiror.

On February 3, 1992, the Company sold its door businesses (the "Door Busi-ness"), acquired as part of the Combination discussed above, and certain of its U.S. domestic building products and construction businesses (the "X-1 Busi-ness") for $135,000,000 (the "Disposition"). Additionally, during the first quarter of 1992, the Company sold its floor and deck business and its South Af-rican Subsidiary for $2,400,000 and $5,300,000, respectively. The sale of the Door Business is reflected as a discontinued operation and the sale of the X-1 Business, the floor and deck business and the South African Subsidiary (collec-tively the "Sold Businesses"), which operated as part of the Company's Building Products Group, are reflected as disposals of portions of a segment of a busi-ness.

In the fourth quarter of 1993, the Company settled in a noncash transaction certain purchase price disputes arising out of the Disposition. In connection therewith, the Company transferred to the purchaser certain real estate previ-ously recorded as assets held for sale which had an approximate fair value of $1,900,000. This transaction had no effect on the 1993 Consolidated Statement of Operations.

On November 9, 1993, the Company sold, for no cash consideration, its subsidi-ary located in the United Kingdom (the "U.K. Subsidiary"). In connection with the sale, the Company recorded a charge of $9,700,000 in the third quarter of 1993. The operating results and cash flows of the U.K. Subsidiary are included in the accompanying financial statements for the year ended 1992 and for the period from January 1, 1993 through September 30, 1993, which was determined to be the effective date of the sale. After completion of the sale of the U.K. Subsidiary, the Company remains contingently liable under a Company letter of credit which had an outstanding value of $1,878,000 at December 31, 1994 and which secures the former subsidiary's banking line; under an equipment lease which had an outstanding balance of approximately $2,060,000 at December 31, 1994; and under certain performance guarantees which arose prior to the sale. During 1992 and the nine month period ended September 30, 1993, the U.K. Sub-sidiary recorded revenues of $33,700,000 and $23,100,000, respectively, and losses from continuing operations of $13,200,000 and $4,400,000, respectively.

On December 27, 1994, the Company sold the business and assets of its remaining U.S. Building Products operation, the Cupples Products Division (the "Cupples Division"), which manufactures curtainwall systems, to a newly formed company owned by a member of the Company's Board of Directors, for $800,000 cash and the assumption of certain liabilities by the purchaser. Pursuant to the terms of the sale agreement, the Company transferred certain contingent future rights to receive up to $900,000 of the proceeds, if any, relating to a curtainwall project which is in progress (see Note 16). In connection with the sale, the Company recorded a $4,800,000 loss on sale of businesses in the third quarter of 1994. The operating results and cash flows of the Cupples Division are in-cluded in the accompanying financial statements for the years ended 1992 and 1993, and the period from January 1, 1994 through September 30, 1994, the mea-surement date of the sale. During 1992, 1993 and the nine month period ended September 30, 1994, the Cupples Division recorded revenues of $12,300,000, $12,100,000 and $8,300,000, respectively, and losses from continuing operations of $4,700,000, $4,600,000 and $3,500,000, respectively.

During the third quarter of 1994, the Company decided to sell or dispose of its remaining European Building Products operations (the "European Operations"). In connection with the planned sale or disposition of the European Operations, the Company recorded a $6,600,000 loss on sale of businesses. For purposes of the December 31, 1994 Consolidated Balance Sheet, the assets and liabilities of the European Operations are netted and presented within other liabilities. The op-erating results and cash flows of the European Operations are included in the accompanying financial statements for the years ended 1992 and 1993 and the pe-riod from January 1, 1994 through September 30, 1994 which was considered the measurement date. The European Operations recorded revenues of $53,200,000, $29,400,000 and $16,100,000 during the years ended 1992 and 1993 and the nine month period ended September 30, 1994, respectively. The European Operations recorded losses from continuing operations of $700,000, $1,200,000 and $1,300,000 during the years ended 1992 and 1993 and the nine month period ended September 30, 1994, respectively.

The U.K. Subsidiary, the Cupples Division and the European Operations operated as part of the Company's Building Products Group.

On March 3, 1995, the Company sold the business and assets of its Concrete Con-struction business (the "Concrete Division") to Ceco Concrete Construction Corp., ("Ceco Concrete"), a newly formed company owned by an entity controlled by the Company's Chief Executive Officer. The consideration consisted of $11,500,000 of cash, adjusted to reflect an as of sale date of October 1, 1994, a $3,000,000 interest bearing promissory note payable in three equal annual in-stallments, with interest at 7% (the "Concrete Note"), and the assumption of certain liabilities by the purchaser. Upon the closing of the sale, the Company received $8,000,000 of cash, after adjustments. The Concrete Division, which represented one of the Company's business segments,

DECEMBER 31, 1992, 1993 AND 1994
has been accounted for as a discontinued operation at December 31, 1994. Ac-cordingly, the results of operations for all periods presented have been re-classified to reflect the Concrete Division as a discontinued operation. The Concrete Division recorded revenues of $69,062,000, $64,249,000 and $69,686,000 during each of the years ended December 31, 1992, 1993 and 1994, respectively. The Company expects that the sale of the Concrete Division will result in a gain for financial statement and tax reporting purposes, which will be recorded in the first quarter of 1995. For purposes of the December 31, 1994 Consoli-dated Balance Sheet, the assets and liabilities of the Concrete Division have been netted and classified as assets held for sale--current. The components of net assets held for sale--current related to the Concrete Division are as fol-lows:

(Thousands)                         December 31, 1994
- ------------------------------------------------------
Accounts and notes receivable, net            $14,349
Property, net                                   4,797
Other assets                                    1,603
Loans payable and debt                           (593)
Accounts payable                               (2,615)
Deferred revenues                              (7,930)
Other liabilities                              (5,024)
                                              -------
                                              $ 4,587
                                              =======

During 1988, the Company adopted a formal plan to discontinue its fixed-price custom curtainwall operations. During 1989, the existing contracts related to the discontinued operation were substantially physically completed; however, several of the contracts have been the subject of various disputes and litiga-tion relating to performance, scope of work and other contract issues. The charges recorded in 1992, 1993 and 1994 relate to costs incurred to provide for the settlement of contract disputes, litigation and rectification costs and to write-off related accounts receivable determined to be uncollectible. Such pro-visions are made when it is probable that a loss has been incurred and the amount of the loss can be estimated. The Company continues to be involved in litigation related to its discontinued custom curtainwall operations, certain of which are discussed in Note 14.

In connection with the sales and dispositions noted above, and other opera-tional and financial restructuring actions which have taken place primarily since the Combination, the Company continues to be liable for significant trailing liabilities which were associated with such sold or discontinued busi-nesses prior to the sale or disposition dates including, in certain instances, liabilities arising from Company self-insurance programs, unfunded pension lia-bilities, warranty and rectification claims, various severance obligations, en-vironmental clean-up matters, various Company guarantees with respect to such businesses, and unresolved litigation arising in the normal course of the for-mer business activities. The management of the Company has made estimates as to the amount and timing of the payment of such liabilities which are reflected in the accompanying consolidated financial statements. Given the subjective nature of many of these liabilities, their ultimate outcome cannot be predicted with certainty, based upon currently available information, management does not ex-pect that the ultimate outcome of such matters will be materially different than what is currently recorded in the accompanying consolidated financial statements.

The transactions described above are included in the Consolidated Statements of Operations as follows:

                                               Years Ended December 31
                                              --------------------------
(Thousands)                                      1992     1993      1994
- -------------------------------------------------------------------------
Gain (loss) on businesses sold/held for sale
 X-1 Business                                 $(1,132) $    --  $     --
 U.K. Subsidiary                                   --   (9,700)       --
 Cupples Division                                  --       --    (4,800)
 European Operations                               --       --    (6,600)
                                              -------  -------  --------
   Total                                      $(1,132) $(9,700) $(11,400)
                                              =======  =======  ========
Discontinued operations
 Income (loss) from discontinued operations
 Concrete Division                            $(4,747) $ 4,632  $  5,189
 Fixed price custom curtainwall                (3,930)  (2,500)   (8,000)
 Door Business                                    133       --        --
                                              -------  -------  --------
   Total                                      $(8,544) $ 2,132  $ (2,811)
                                              =======  =======  ========

The following unaudited pro forma financial information shows the results of operations of the Company assuming that the sale of the Sold Businesses, sale of the U.K. Subsidiary, sale of the Cupples Division, sale or disposal of the European Operations, sale of the Concrete Division and the Exchange Offer (see Notes 1, 2 and 10) had occurred at the beginning of the periods presented. These results are not necessarily indicative of what results would have been if such transactions had occurred at the beginning of the periods presented and are not necessarily indicative of the financial condition or results of opera-tions for any future date or period.

                                             Years Ended December 31
(Thousands, except per share data)        ----------------------------
(Unaudited)                                   1992      1993      1994
- -----------------------------------------------------------------------
Revenue                                   $232,615  $251,103  $285,018
                                          ========  ========  ========
Income (loss) from continuing operations  $(32,155) $   (839) $ (2,751)
                                          ========  ========  ========
Income (loss) from continuing operations
 per common share                         $  (2.91) $   (.07) $   (.17)
                                          ========  ========  ========

3. RESTRUCTURING ACTIONS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
In connection with its restructuring plans, the Company recorded restructuring charges of $9,208,000 and $3,420,000 in 1992 and 1994, respectively. The 1992 and 1994 restructuring charges relate primarily to the termination of employees and downsizing of operations within the Company's Building Products Group and the Corporate office. The 1994 restructuring charge included provisions for the termination of approximately thirty-six employees, substantially all of whom had been terminated as of December 31, 1994.

                                         Robertson-Ceco Corporation

The amounts accrued and charged against the restructuring liabilities during the year ended December 31, 1994 are as follows:

                                                         Reclassifi-
                                          1994             cation of
                           Balance   Provision            Businesses  Balance
                           Dec. 31         and     1994    Sold/Held  Dec. 31
(Thousands)                   1993 Adjustments  Charges     For Sale     1994
- -----------------------------------------------------------------------------
Employee terminations       $3,209      $3,498  $(3,811)       $(634)  $2,262
Provisions for leases           49         225     (210)          --       64
Provision associated with
 closure of business         1,090        (303)    (678)        (109)      --
Other                          743          --     (609)          --      134
                            ------      ------  -------        -----   ------
                            $5,091      $3,420  $(5,308)       $(743)  $2,460
                            ======      ======  =======        =====   ======

4. EQUITY INVESTMENT
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
The Company had a 40% equity interest in Spectrum Glass Products, Inc. ("Spec-trum") which was accounted for under the equity method. On February 25, 1993, Spectrum filed a petition under Chapter 11 of the United States Bankruptcy Code and on March 19, 1993, the Bankruptcy Court approved the sale of substantially all of Spectrum's assets to an unrelated third party. At December 31, 1994, the Company is contingently liable for approximately $550,000 of future lease pay-ments under a Parent Company guarantee relating to an equipment lease previ-ously held by Spectrum which was assumed by the new owner. As security for the Company's guarantee, the Company has on deposit at a bank $658,000 of cash which is recorded in the Consolidated Balance Sheet at December 31, 1994 within Restricted Cash. Operating results and writedowns recognized by the Company re-lated to its investment in Spectrum were $(6,161,000) in 1992 and are included in other income (expense)-net in the accompanying Consolidated Statement of Op-erations. There was no income or expenses recognized in 1993 or 1994 related to Spectrum.

5. CASH AND RELATED MATTERS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Cash and cash equivalents consisted of the following:

                                              December 31
                                           --------------
(Thousands)                                   1993   1994
- ---------------------------------------------------------
Cash                                       $ 2,146 $4,984
Time deposits and certificates of deposit   13,520  2,906
                                           ------- ------
  Total                                    $15,666 $7,890
                                           ======= ======

At December 31, 1994, restricted cash of $810,000 was pledged primarily to sup-port various borrowing agreements and guarantees including the Spectrum equip-ment lease guarantee (Note 4) and restricted cash of $1,668,000 was held in es-crow related to the Disposition. On January 20, 1995, the Company entered into a settlement with respect to certain unresolved items pertaining to the Dispo-sition. Under the terms of the settlement agreement, the Company received the $1,668,000 of previously restricted cash and paid $375,000 to settle certain legal claims and established a replacement letter of credit for the purchaser of $1,071,000 with respect to certain of the Company's outstanding insurance liabilities.

6. ACCOUNTS RECEIVABLE
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
The Company grants credit to its customers, substantially all of which are in-volved in the construction industry. At December 31, 1993 and 1994 the Company's accounts receivable due from customers located outside of the United States totaled $20,599,000 and $16,019,000, respectively. Accounts receivable included unbilled retainages and unbilled accounts receivable relating to con-struction contracts of $3,624,000 and $1,463,000, respectively, at December 31, 1993 and $0 and $654,000, respectively, at December 31, 1994. There were no retainages due beyond one year at December 31, 1994.

7. INVENTORIES
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Inventories consisted of the following:

                            December 31
                        ---------------
(Thousands)                1993    1994
- ---------------------------------------
Finished goods          $   150 $    57
Work in process           6,701   6,154
Materials and supplies   14,566  11,614
                        ------- -------
  Total                 $21,417 $17,825
                        ======= =======

At December 31, 1993 and 1994, approximately 75% and 85%, respectively, of in-ventories were valued on the LIFO method. The LIFO value for those inventories approximated their FIFO value at December 31, 1993 and 1994.

8. ASSETS HELD FOR SALE--NON-CURRENT PORTION
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Assets held for sale--noncurrent consists principally of land, buildings and equipment which are held for sale as a result of restructuring actions and other operating decisions. Such assets are recorded at their estimated net re-alizable value.

9. OTHER ACCRUED LIABILITIES
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Other accrued liabilities consisted of the following:

                                      December 31
                                  ---------------
(Thousands)                          1993    1994
- -------------------------------------------------
Payroll and related benefits      $11,515 $11,778
Warranty and backcharge reserves    4,544   3,367
Deferred revenues                   9,292   1,778
Reserves for restructuring          5,091   2,460
Accrued interest                    2,043   1,804
Other                              15,159  11,615
                                  ------- -------
  Total                           $47,644 $32,802
                                  ======= =======

DECEMBER 31, 1992, 1993 AND 1994

10. DEBT
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Long-term debt consisted of the following:

                                                                 December 31
                                                             ---------------
(Thousands)                                                     1993    1994
- ----------------------------------------------------------------------------
Foothill Term Loan Note                                      $ 5,000 $ 5,000
10%-12% Senior Subordinated Notes due November 1999:
 Face amount                                                  18,921  21,260
 Capitalized future interest payments                         15,783  13,444
15.5% Discount Subordinated Debentures due November 2000       4,812   4,845
Debt of foreign subsidiaries with interest from 6.4% to 20%
 due 1994 to 2007                                                699     358
Other debt with interest of 10%                                  259      --
                                                             ------- -------
  Total                                                       45,474  44,907
  Less current portion of principal                              390     134
  Less current portion of capitalized interest payable            --   1,352
                                                             ------- -------
  Long-term debt                                             $45,084 $43,421
                                                             ======= =======

The aggregate maturities of long-term debt (including required future cash in-terest payments on capitalized interest) at December 31, 1994 were as follows:

(Thousands)
- ------------------------------------------------------------------------------
1995                                                                   $ 1,486
1996                                                                     2,810
1997                                                                     2,819
1998                                                                     2,707
1999                                                                    30,240
2000 and later                                                           5,196
                                                                       -------
  Total maturities of long-term debt                                    45,258
                                                                       -------
  Less unamortized discount on 15.5% Discount Subordinated Debentures      351
                                                                       -------
  Total carrying value of long-term debt                               $44,907
                                                                       =======

As described below, in connection with the Exchange Offer, all future interest payments on the Company's 10%-12% Senior Subordinated Notes are capitalized. For purposes of determining the debt maturities of the 10%-12% Senior Subordi-nated Notes, the table above assumes that interest will be paid in additional notes through May 31, 1995 and subsequent interest payments which are payable in cash are considered maturities of long-term debt when currently due. The re-lated November 1995 cash interest payment of $1,352,000 is included in the ac-companying Consolidated Balance Sheet within other accrued liabilities at De-cember 31, 1994.

On April 12, 1993, the Company entered into a credit agreement with Foothill Capital Corporation ("Foothill"). Under the terms of the credit agreement, Foothill agreed to provide the Company with a term loan and a revolving line of credit of up to a maximum amount of $35,000,000 (initially funded on May 3, 1993). On May 18, 1994, the Company entered into an amendment to its existing agreement with Foothill (such amended agreement being hereinafter referred to as the "Credit Facility"), which under its terms, amended the Company's exist-ing credit facility by increasing the Company's maximum availability under the facility by $10,000,000 to $45,000,000, incorporated certain receivables, in-ventory and property, plant and equipment of the Company's Canadian operations into the definition of the Borrowing Base, and extended the term of the Credit Facility to May 18, 1999.

The Credit Facility requires that the Company borrow $5,000,000 under a term loan and provides for issuances of commercial or standby letters of credit or guarantees of payment with respect to such letters of credit in an aggregate amount not to exceed $32,000,000 and/or additional borrowings, based upon availability under the Borrowing Base. The $5,000,000 term loan is evidenced by a term loan note (the "Term Loan Note") that bears interest which is payable monthly at a rate equal to twenty-four percentage points above the reference rate (the reference rate is equivalent to the prime rate at designated institu-tions) on 50% of the Term Loan Note and at a rate of 3% above the reference rate on the remaining 50% of the Term Loan Note. The Credit Facility requires that the Company pay a monthly fee equal to 2.5% per annum of the average let-ters of credit and letter of credit guarantees outstanding, and a fee equal to .5% per annum of 61.11% of the average unused line of credit. All other obliga-tions under the Credit Facility bear interest at the higher of three percent above the reference rate or nine percent per annum. The Credit Facility also provides for the payment of penalties, depending on the year, in the event the Credit Facility is terminated by the Company.

Availability under the Credit Facility is based on a percentage of eligible (as defined in the Credit Facility and subject to certain restrictions) accounts receivable and inventory, plus a base amount (which base amount is reduced by $166,667 per month and is subject to reduction in the case of sales of certain property, plant and equipment, including assets held for sale), plus the amount provided by the Company as cash collateral, if any, less the amount of $5,000,000 required to be outstanding under the Term Loan Note (each together the "Borrowing Base"). At December 31, 1994, the Borrowing Base was estimated to be $39,882,000 and was used to support the $5,000,000 Term Loan Note and $29,175,000 of outstanding letters of credit which are primarily used to sup-port bonding programs, insurance programs and other financial guarantees. The Company had unused availability under the Credit Facility of $5,707,000 at De-cember 31, 1994.

As collateral for its obligations under the Credit Facility, the Company granted to Foothill a continuing security interest in and lien on substantially all of the Company's assets. The Credit Facility contains certain financial covenants with respect to the Company's tangible net worth and current ratio. In addition, there are covenants which prohibit the Company from paying divi-dends on or acquiring any of its capital stock and which either restrict or limit the Company's ability to take certain actions involving other indebted-ness, liens, mergers, acquisitions, consolidations, dispositions, sales of as-sets, investments, capital expenditures, guarantees, prepayment of debt, trans-actions with affiliates and other matters.

Upon entering into the original credit agreement with Foothill, the Company was required to pay a $350,000 commitment fee, and to deliver a facility note in an amount equal to $4,000,000 (the "Facility Note"). The Facility Note,
12

                                         Robertson-Ceco Corporation
plus accrued interest, which combined were $4,123,000, were paid in full on November 30, 1993 in a noncash transaction through the issuance of 1,374,292 shares of the Company's common stock to Foothill. At December 31, 1994, the Company had $4,288,000 of capitalized debt issuance costs related to the Credit Facility which is being amortized as interest expense over the term of the facility.

In addition to the Credit Facility, borrowing and bank guarantee arrangements are in place at certain international locations to assist in supporting local working capital and bonding requirements. These arrangements are generally re-viewed annually with the local banks and do not require significant commitment fees. The outstanding balance of such short-term loans payable and the weighted average interest rate at December 31, 1993 was $1,054,000 and 13.07%. Exclusive of the European Operations, for which the assets and liabilities are recorded in the balance sheet on a net basis, there were no outstanding loans payable at December 31, 1994. The Company's average short-term borrowings and weighted average interest rate on such short-term borrowings during 1994 were $2,613,000 and 13.18%, respectively. At December 31, 1994, the Company had in place at its Asia/Pacific operations unused lines of credit of $776,000 and guarantee facilities of $3,109,000 of which $2,427,000 of guarantees were out-standing. In February 1995, the Company was required to issue a $1,000,000 letter of credit guarantee to support the Asia/Pacific operation's banking fa-cility.

On a worldwide basis at December 31, 1994, excluding the European Operations, the Company had outstanding performance and financial bonds of $34,283,000, which generally provide a guarantee as to the Company's performance under con-tracts and other commitments; certain of which are collateralized by letter of credit programs and certain of which are issued under foreign credit facili-ties.

In connection with the sale of the Company's Concrete Division at March 3, 1995, the Company's Borrowing Base under its Credit Facility was reduced by approximately $3,900,000. Additionally, in accordance with the sale agreement, the purchaser provided the Company's principal surety with a substitute indem-nity agreement to satisfy the Company's bonding obligations with respect to those contracts transferred to Ceco Concrete.

At December 31, 1994, the Company's European Operations had outstanding short-term bank borrowing of $3,145,000, which are generally supported by the local entities' assets. In addition, at December 31, 1994, the European Operations had outstanding performance bonds and other guarantees of $735,000. At certain of the European Operations, as well as other foreign locations, the Company has issued guarantees which support the local entities borrowings and perfor-mance guarantees.

On July 14, 1993, the Company consummated its Exchange Offer. Under the terms of the Exchange Offer, the 15.5% Subordinated Debenture holders other than Sage RHH (see Note 16) who tendered their bonds each received $407.57 in prin-cipal amount of the Company's 10%-12% Senior Subordinated Notes due 1999, plus
111.4 shares of the Company's common stock for each $1,000 aggregate principal amount of 15.5% Subordinated Debentures. Sage RHH, an investor which con-trolled approximately 29% of the 15.5% Subordinated Debentures and 33.8% of the Company's common stock at the time of the Exchange Offer received approxi-mately 260.4 shares of the Company's common stock for each $1,000 aggregate principal amount of 15.5% Subordinated Debentures tendered. The Company's Pre-ferred Stock holder received 54.8 shares of common stock for each 200 shares of Preferred Stock plus accrued but unpaid dividends, which in the aggregate totaled $281,250 for all of the Preferred Stock. Pursuant to the Exchange Of-fer, $63,734,000 principal amount of 15.5% Subordinated Debentures plus ac-crued but unpaid interest of $17,128,000 were exchanged for an aggregate of $17,850,000 principal amount of the Company's 10%-12% Senior Subordinated Notes and 10,041,812 shares of the Company's common stock, and all 500,000 outstanding shares of the Preferred Stock were exchanged for an aggregate of 137,030 shares of the Company's common stock.

Interest on the 10%-12% Senior Subordinated Notes is payable semi-annually on May 31 and November 30 of each year. Interest accruing on the 10%-12% Senior Subordinated Notes through and including May 31, 1995 may, at the Company's option, be paid in cash or additional 10%-12% Senior Subordinated Notes, and thereafter is payable in cash. Interest accrues on the 10%-12%
Senior Subordinated Notes from May 31, 1993 through and including November 30, 1994 at the rate of 10% per annum if paid in cash and 12% per annum if paid in additional 10%-12% Senior Subordinated Notes, and thereafter accrues at 12% per annum. The November 30, 1993, May 31, 1994 and November 30, 1994 interest payments were paid by the Company in additional 10%-12% Senior Subordinated Notes and the Company currently anticipates that it will pay the May 31, 1995 interest payment in additional notes. The 10%-12% Senior Subordinated Notes will mature November 30, 1999, and are redeemable at the Company's option, at any time in whole or from time to time in part, at the principal amount thereof plus accrued interest to the redemption date. Indebtedness under the 10%-12% Senior Subordinated Notes is senior to the Company's 15.5% Subordi-nated Debentures, and subordinate to the extent provided in the indenture to all indebtedness under the Credit Facility and any other indebtedness which by its terms provides that it shall be senior to the 10%-12% Senior Subordinated Notes.

During the third quarter of 1993, the Company recorded an extraordinary gain from the exchange of the 15.5% Subordinated Debentures of $5,367,000. In ac-cordance with SFAS No. 15, all future interest payments which are due on the 10%-12% Senior Subordinated Notes are recorded as part of long-term debt, and, as a result, the Company has deferred the related economic gain and will not record any future interest expense related to the 10%-12% Senior Subordinated Notes. On a proforma basis, assuming that the Exchange Offer occurred at the beginning of the period, interest expense for the years ended December 31, 1992 and 1993 would have been reduced by $10,733,000 and $6,491,000, respec-tively.

The effect of the Exchange Offer, which was a non-cash transaction, on the as-sets, liabilities and stockholders' equity of the Company, was recorded in

DECEMBER 31, 1992, 1993 AND 1994
the 1993 Consolidated Balance Sheet as of the date of the Exchange Offer, and is summarized as follows:

(Thousands)
- --------------------------------------------------------------------------
Reduction in 15.5% Subordinated Debentures, net of discount      $ 58,743
Reduction in accrued interest                                      17,128
Reduction in preferred stock dividends payable                        281
Charge-off of debt and equity issuance costs                       (4,960)
Issuance of 10%-12% Senior Subordinated Notes, including future
 interest payments                                                (34,704)
                                                                 --------
  Increase in stockholders' equity                               $ 36,488
                                                                 ========

At December 31, 1994, the 15.5% Subordinated Debentures consisted of principal of $5,196,000 and unamortized discount of $351,000. The 15.5% Subordinated De-bentures, which accrete in value at the rate of 17.4% per annum, began to ac-crue cash interest December 9, 1991. The Company did not make the scheduled in-terest payments on its 15.5% Subordinated Debentures which were due on May 31, 1992, November 30, 1992, May 31, 1993 and November 30, 1993, and consequently was in default under the indenture. On February 15, 1994, the Company paid all past due interest, including interest on past due interest which in the aggre-gate approximated $1,829,000, thereby curing the event of default under the in-denture. The Company made all scheduled interest payments on its 15.5% Subordi-nated Debentures during 1994.

At December 31, 1992, the Company was in default under certain of its loan and capital lease agreements which, combined with its inability to generate ade-quate unrestricted cash to meet its then current and anticipated operating re-quirements, along with the Company's recurring losses from operations, negative working capital, and stockholders' deficiency raised substantial doubt at De-cember 31, 1992 about the Company's ability to continue as a going concern.

11. RENTAL AND LEASE INFORMATION
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
The Company leases certain facilities and equipment under operating leases. To-tal rental expense charged to the Consolidated Statements of Operations for continuing operations on operating leases was $5,614,000, $3,531,000 and $2,903,000 for 1992, 1993 and 1994, respectively. In addition, sublease rental income of $218,000, $140,000 and $0, respectively, was netted against rental expense in 1992, 1993, and 1994, respectively.

Future minimum rental commitments under operating leases at December 31, 1994 are as follows:

(Thousands)
- ----------------------
1995            $2,615
1996             1,983
1997             1,304
1998               790
1999               141
2000 and later      --
                ------
 Total          $6,833
                ======

The above amounts do not include rent payable under escalation clauses as the amounts are not determinable.

12. FINANCIAL INSTRUMENTS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
The Company enters into various types of financial instruments in the normal course of business. The estimated fair value of amounts are determined based on available market information and, in certain cases, on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of year end or that will be realized in the future. Fair values for cash and cash equivalents, restricted cash, and loans payable approximate their carrying value at December 31, 1994 due to the relatively short maturity of these financial instruments. The fair value of long-term debt, including the current portion of long-term debt at December 31, 1994, was estimated to be $26,348,000 compared to their carrying value of $44,907,000.

13. TAXES ON INCOME
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
The Company adopted SFAS No. 109, "Accounting for Income Taxes," effective Jan-uary 1, 1993. As permitted under the new standard, the Company did not restate the prior years' financial statements. The cumulative effect of adopting this Statement did not have a material impact on the Company's Consolidated Balance Sheets or Statements of Operations.

Income (loss) from continuing operations before provision (credit) for taxes on income from continuing operations consisted of the following:

                                                     Year Ended December 31
                                                 ----------------------------
(Thousands)                                          1992      1993      1994
- ------------------------------------------------------------------------------
Income (loss) from continuing operations before
 provision for taxes on income:
 Domestic                                        $(48,725) $(23,289) $(15,559)
 Foreign                                          (12,671)   (3,937)   (3,134)
                                                 --------  --------  --------
  Total                                          $(61,396) $(27,226) $(18,693)
                                                 ========  ========  ========
Provision (credit) for taxes on income from
 continuing operations:
 Current:
 Foreign                                         $  1,205  $      9  $    256
                                                 --------  --------  --------
  Total                                             1,205         9       256
                                                 --------  --------  --------
 Deferred:
 Foreign                                               --        --        --
                                                 --------  --------  --------
  Total                                                --        --        --
                                                 --------  --------  --------
  Total                                          $  1,205  $      9  $    256
                                                 ========  ========  ========

                                         Robertson-Ceco Corporation

A reconciliation between taxes computed at the U.S. statutory federal income tax rate and the provision for taxes on income from continuing operations re-ported in the Consolidated Statements of Operations follows:

                                                      Year Ended December 31
                                                    --------------------------
(Thousands)                                             1992     1993     1994
- -------------------------------------------------------------------------------
Tax provision (credit) at U.S. statutory rate       $(20,875) $(9,529) $(6,543)
Operating losses that could not be offset against
 taxable income                                       22,298    9,276    6,484
Differences between foreign and domestic tax rates      (257)     139      194
Other                                                     39      123      121
                                                    --------  -------  -------
Provision for taxes on income                       $  1,205  $     9  $   256
                                                    ========  =======  =======

The following is a summary of the significant components of the Company's net deferred tax liability at December 31, 1993 and 1994:

(Thousands)                                         1993      1994
- -------------------------------------------------------------------
Deferred tax assets:
 Insurance liabilities                          $  9,098  $  8,196
 Interest on 10%-12% Senior Subordinated Notes     5,372     5,372
 Pension liabilities                               3,563     1,221
 Warranties, backcharges and job losses            3,362     3,489
 Other expenses not currently deductible          13,149    16,619
 Unlimited operating loss carryforwards            9,754    16,494
 Limited operating loss carryforwards              1,181     1,225
 Unrealized loss on sale/disposal of businesses       --     2,114
                                                --------  --------
  Total tax assets                                45,479    54,730
                                                --------  --------
Deferred tax liabilities:
 Accelerated depreciation                         (6,679)   (6,457)
 Other items                                      (2,920)   (3,128)
                                                --------  --------
  Total tax liabilities                           (9,599)   (9,585)
                                                --------  --------
  Deferred tax asset valuation allowance         (36,780)  (46,045)
                                                --------  --------
  Net deferred tax liability                    $   (900) $   (900)
                                                ========  ========

During 1994, the valuation allowance increased by $9,265,000 and there were no changes regarding the need for a valuation allowance in any tax jurisdiction.

At December 31, 1994, the Company had worldwide net operating loss carryforwards, excluding the European Operations, of $41,104,000 for tax re-porting purposes which are available to offset future income without limita-tion. Approximately $24,888,000 of these net operating loss carryforwards re-late to domestic operations and are available for use until expiration in the years 2008 and 2009. In addition, the Company has domestic tax net operating loss carryforwards of $140,249,000, as well as a general business credit carryforward of $1,000,000, that existed as of the date of the Exchange Offer, whose use has been limited due to a "Change in Ownership," as defined in Sec-tion 382 of the Internal Revenue Code. The Company's ability to utilize such carryforwards and credits is restricted to an aggregate potential availability of $3,500,000, with an annual limitation of approximately $250,000 through the year 2008. Additionally, these carryforwards can be used to offset income gen-erated by the sale of certain assets to the extent that the gain existed at the time of the Exchange Offer. This amount and the Company's unlimited, domestic net operating loss carryforwards could be further limited should another "Change in Ownership" occur.

In addition to the above, the Company has foreign net operating loss carryforwards at December 31, 1994 of $16,216,000, which expire at various dates in the years 1996 through 2005, excluding tax loss carryforwards associ-ated with the European Operations (Note 2), of $6,196,000.

Undistributed earnings of consolidated foreign subsidiaries at December 31, 1994, amounted to approximately $220,000, excluding $1,881,000 of undistributed earnings at the European Operation (Note 2). No provision for income taxes has been made because the Company intends to invest such earnings permanently, or in the case of the European Operations, intends to sell or dispose of such op-erations without prior repatriation of such earnings. If the Company were to repatriate all undistributed earnings, withholding taxes assessed in the local country would not be material to the Consolidated Financial Statements at De-cember 31, 1994.

On March 3, 1995, the Company sold its Concrete Division (Notes 2 and 16). The sale resulted in a pretax gain which the Company plans to offset by utilizing available domestic net operating loss carryforwards and other deductions.

14. CONTINGENT LIABILITIES
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Several contracts related to the discontinued custom curtainwall operations continue to be the subject of litigation. In one of the actions, a lawsuit arising out of the construction of new headquarters for Morgan Guaranty Trust Company of New York ("Morgan") at 60 Wall Street, New York, New York is pending in the Supreme Court of the State of New York [Cupples Products Division of H.H. Robertson Company v. Morgan Guaranty Trust Company of New York, et al (the "New York Litigation")]. The Company's Cupples Division acted as a subcontrac-tor for the provision and erection of the custom curtainwall for the building. Morgan and Tishman Construction Company of New York ("Tishman") the general contractor for the project, claimed that the Company and Federal Insurance Com-pany ("Federal"), as issuer of a performance bond in connection with the Company's work, are liable for $29,900,000 in excess completion costs and delay damages due to the Company's alleged failure to perform its obligations under its subcontract. The Company had taken action to enforce a $5,000,000 mechan-ic's lien against the building and sought to recover more than $10,000,000 in costs and damages caused by Tishman's breach of the subcontract with the Compa-ny. On March 3, 1995, the Company and Federal entered into an agreement (the "Federal Agreement") under which Federal agreed to hold the Company harmless from claims pending in the New York Litigation. Under the terms of the Federal Agreement, Federal will assume control of the New York Litigation and will also be the beneficiary of any affirmative claim which the Company may receive. As consideration for Federal's obligations, the Company assigned to Federal the $3,000,000 interest bearing promissory note received from the Company's sale of its Concrete Division, and agreed to

DECEMBER 31, 1992, 1993 AND 1994
pay Federal $1,000,000 per year, in equal quarterly installments, for seven years without interest commencing March 24, 1995. As security for the payment obligations to Federal, the Company granted to Federal a security interest in all of the Company's assets and the purchaser delivered a financial guarantee insurance policy securing payment of the Concrete Note.

The Federal Agreement also provides that (i) at least 30% of the ownership of the common stock of the Company must be held by Andrew G.C. Sage, II, who is the current Chairman of the Company and at December 31, 1994 controlled ap-proximately 34% of the outstanding common stock through his control of Sage RHH (Note 16), and Michael E. Heisley, who is the current Chief Executive Of-ficer and Vice Chairman of the Company and at December 31, 1994 controlled ap-proximately 21% of the outstanding common stock through his ownership of RBC Holdings L.P. and (ii) that Mr. Sage, Mr. Heisley or both must continue as chief executive officer and/or chairman of the Company. The Federal Agreement provides that, in the event such common stock ownership and executive officers are not maintained, Federal will be entitled to immediate payment of all amounts remaining unpaid to them.

In February 1994, the Company filed suit in state court in Iowa against Alaska Industrial Development and Export Authority ("AIDEA"), Olympic Pacific Build-ers, Inc. ("OPB") and Strand Hunt Corp. ("Strand Hunt") and others alleging breach of contact, tortious interference with contractual relations, negli-gence and misrepresentation, and seeking payment of amounts owed to the Com-pany and other damages in connection with a pre-engineered metal building project in Anchorage, Alaska. The Company fabricated the building for OPB, which in turn supplied the building to Strand Hunt, as general contractor for AIDEA. In March 1994, Strand Hunt filed suit in the Superior Court for the State of Alaska against a number of parties, including the Company and its surety. Strand Hunt has alleged against the Company breach of contract, breach of implied warranties, misrepresentation and negligence in connection with the fabrication of the building and seeks damages in excess of $10,000,000. The Company answered the Alaska suit and asserted the claims made in the Iowa ac-tion as counterclaims against the other parties. In addition, cross-claims of a similar nature to those of Strand Hunt have been made against the Company by several of the other parties. The Company believes that it is entitled to pay-ment and that it has meritorious defenses against the claims of Strand Hunt and the cross claims of the other parties.

In February of 1994, the Company's Concrete Division settled certain backcharge and other claims related to a project which was substantially com-plete in 1989. In connection with this settlement, during the first quarter of 1994 the Company received $1,700,000 of cash and recorded a $1,200,000 gain, which is included in the accompanying Consolidated Statement of Operations as income from discontinued operations. During the second quarter of 1993, the Company recorded a credit to selling, general and administrative expenses of $1,800,000 as a result of the settlement of certain lease obligations. In May 1994, the Company resolved and settled certain claims related to a custom curtainwall project located in Texas. The outcome of these settlements did not have a material effect on the Company's Consolidated Statement of Operations in the year ended December 31, 1994.

There are various other proceedings pending against or involving the Company which are ordinary or routine given the nature of the Company's business. The Company has recorded a liability related to litigation where it is both proba-ble that a loss will be incurred and the amount of the loss can be reasonably estimated.

While the outcome of the Company's legal proceedings cannot at this time be predicted with certainty, management does not expect that these matters will have a material adverse effect on the consolidated financial condition or re-sults of operations of the Company.

The Company has been identified as a potentially responsible party by various federal and state authorities for clean-up at various waste disposal sites. While it is often extremely difficult to reasonably quantify future environ-mental related expenditures, the Company has engaged various third parties to perform feasibility studies and assist in estimating the cost of investigation and remediation. The Company's policy is to accrue environmental and clean-up related costs of a non-capital nature when it is both probable that a liabil-ity has been incurred and the amount can be reasonably estimated. Based upon currently available information, including the reports of third parties, man-agement does not believe that the reasonably possible loss in excess of the amounts accrued would be material to the consolidated financial statements.

15. INCENTIVE PLANS, STOCK OPTIONS, WARRANTS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1986 STOCK OPTION PLAN AND 1976 STOCK OPTION PLAN
Options to purchase common stock of the Company were granted under the Company's 1986 Stock Option Plan (the "1986 Plan") and the 1976 Stock Option Plan (the "1976 Plan"). The 1986 Plan terminated by its terms effective May 6, 1991, and the 1976 Plan terminated by its terms effective December 31, 1986. No more options may be granted under the 1986 Plan or the 1976 Plan. Stock op-tions, including stock options with stock appreciation rights granted in con-junction therewith, which were outstanding on the respective termination dates of the 1986 Plan and the 1976 Plan, continue in effect in accordance with their terms. There were no stock appreciation rights on stock options out-standing at December 31, 1994.

A summary of stock option transactions under the Company's plans follows:

                                            Year Ended December 31
                                      ------------------------------
                                          1992       1993       1994
- --------------------------------------------------------------------
Options outstanding, January 1          31,959     21,815        485
Granted                                     --         --         --
Cancelled                              (10,144)   (21,330)        --
                                      --------  ---------  ---------
Options outstanding at end of period    21,815        485        485
                                      ========  =========  =========
Options price range at end of period  $33-$391  $184-$391  $184-$391
                                      ========  =========  =========
Options exercisable at end of period     8,997        485        485
                                      ========  =========  =========

All options granted under the plans are at prices which were not less than 100% of the fair value of the Company's common stock on the date the

                                         Robertson-Ceco Corporation
options were granted. Stock options outstanding at December 31, 1994 expire March 31, 1995.

LONG-TERM INCENTIVE PLAN
The Company's 1991 Long-Term Incentive Plan, (the "Long Term Incentive Plan"), as amended and restated in 1993, provides for the grant of both cash-based and stock-based awards to eligible employees of, and persons or entities providing services to the Company and its subsidiaries and provides for one-time, auto-matic stock awards to non-employee members of the Board of Directors. Under the Long-Term Incentive Plan, the Company may provide awards in the form of stock options, stock appreciation rights, restricted shares, performance awards, and other stock based awards. Currently up to 1,400,000 shares of common stock are issuable under the Long-Term Incentive Plan, subject to appropriate adjustment in certain events. Shares issued pursuant to the Long-Term Incentive Plan may be authorized and unissued shares, or shares held in treasury. Awards may be granted under the Long-Term Incentive Plan through March 19, 2001, unless the plan is terminated earlier by action of the Board of Directors. At December 31, 1994, there were 1,032,000 shares under the Long-Term Incentive Plan which were available for grant.

On December 22, 1993, the Company granted awards (the "1993 Awards") of 564,000 restricted shares of the Company's common stock to certain executive officers and key employees. The awards are designed to incentivize management in a man-ner which would enhance shareholder value by tying vesting provisions to achievement of performance targets representing increases in the average market value of the Company's common stock. The accelerated vesting provisions include comparison of future share prices to a pre-determined base price (each measured on a 60-day average basis), cumulative market value appreciation targets over a three year period, and a requirement of continued employment with the Company except in certain specific circumstances. The base price for the 1993 Awards is $3.41 per share. The 1993 Awards also provide that if performance targets are not achieved by August 10, 1996, all unvested shares not forfeited will vest automatically on August 10, 2003, provided the holder is still an employee of the Company as defined in the plan. The 1993 Awards also provide for immediate vesting if a change in the control of the Company occurs, as defined. During 1994, 203,000 restricted shares were forfeited as a result of employee termina-tions, and 140,000 restricted shares were vested pursuant to the provisions of an employment agreement between the Company and a former president. No other restricted shares vested or were awarded during 1994. At December 31, 1994, 221,000 unvested restricted shares were outstanding.

The fair market value of the restricted shares, based on the market price at the date of the grant, is recorded as deferred compensation, as a component of stockholders' equity, and deferred compensation expense is amortized over the period benefited.

WARRANTS
In connection with the Combination, the Company assumed 1,470,000 of outstand-ing warrants of Ceco Industries. Each warrant, which is exercisable on or be-fore December 9, 1996, provides for the right to purchase one stock unit at a price of $6.02 per unit, a unit being a fraction (as determined under the war-rants) of a share. The warrants currently provide the holders with the right to acquire an aggregate of 90,249 shares of the Company's common stock at an exer-cise price of $98.11 per share. The Company has reserved 90,249 shares of its common stock for issuance upon exercise of the warrants. These warrants are re-flected in the accompanying Consolidated Balance Sheets at their fair value at the date of acquisition.

16. RELATED PARTY TRANSACTIONS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
On September 15, 1992, Mulligan Partnership ("Mulligan") sold 297,655 shares of the Company's common stock, representing approximately 33.8% of the Company's then outstanding common stock, and $19,831,000 aggregate principal amount of the Company's 15.5% Subordinated Debentures, representing approximately 29% of the then outstanding principal amount of such 15.5% Subordinated Debentures, to Sage Capital Corporation ("Sage Capital"), a Wyoming corporation.

The rights of Frontera S.A., ("Frontera") an affiliate of Mulligan, under a Stockholders Agreement dated as of June 8, 1990 among the Company, Frontera and certain other stockholders, including the right to nominate certain members of the Company's Board of Directors, terminated upon the sale by Mulligan to Sage Capital. Mulligan assigned to Sage Capital, Mulligan's rights under the terms of a registration rights agreement dated as of November 8, 1990 between the Company and Frontera.

On November 18, 1992, the Company elected the President of Sage Capital as the Company's President and Chief Executive Officer and as a Director, and elected the Managing Director of Sage Capital as a Director of the Company. On December 30, 1992, Sage Capital transferred its shares of common stock and the 15.5% Subordinated Debentures to Sage RHH, a partnership, with Sage Capital retaining an 80% ownership in Sage RHH. As described in Note 10, Sage RHH tendered all of its 15.5% Subordinated Debentures in connection with the Exchange Offer.

On December 2, 1993, the Company and its wholly owned subsidiary Robertson Espanola, S.A. ("Robertson Espanola") entered into an agreement (the "RC Agree-ment") with RC Holdings, Inc. ("RC Holdings") (formerly Heico Acquisitions, Inc.) which is indirectly controlled by the Company's Chief Executive Officer. Pursuant to the RC Agreement, RC Holdings, through an affiliate entity acquired 3,333,333 newly issued shares of the Company's common stock and certain inven-tory and interests related to a project in Madrid, Spain known as the Puerta de Europa project, for which the Company's Cupples Division had been providing the curtainwall system, Robertson Espanola had been providing certain project man-agement and administrative services, and the owner of the project had been placed in insolvency proceedings. The shares issued represented approximately 21.4% of the then outstanding shares of the Company after issuance of such shares. The Company received an aggregate of $10,000,000 in cash for the shares and assets. The RC Agreement also provides that, if RC Holdings is able to

DECEMBER 31, 1992, 1993 AND 1994

realize any proceeds in connection with the Puerta de Europa project, all re-ceipts in excess of $5,000,000 plus expenses incurred for completion and col-lection, will be split equally between RC Holdings and the Company (see Sale of Cupples Division below). The RC Agreement provides that, until the earlier of (i) December 2, 1998, (ii) the date on which RC Holdings and its affiliates no longer hold 10% of the Company's outstanding common stock or (iii) the date on which the current President of RC Holdings ceases to be a controlling per-son with respect to RC Holdings and its affiliates, the Board of Directors of the Company shall not elect a chief executive officer without the prior writ-ten consent of RC Holdings. On December 9, 1993, the Board of Directors ap-pointed the President and sole stockholder of RC Holdings as its chief execu-tive officer and vice chairman of the Board of Directors.

On August 1, 1994, the Company and Robertson Espanola entered into a subcon-tract agreement with RC Holdings (the "RC Subcontract"). Pursuant to the RC Subcontract, the Company and Robertson Espanola have undertaken to acquire and supply certain materials for, and to coordinate the installation of, the curtainwall system related to the above-mentioned Puerto de Europa project. The Company and Robertson Espanola will be paid for certain costs and expenses associated with the performance of the RC Subcontract. During 1994, the Compa-ny, including Robertson Espanola, charged RC Holdings for costs and services performed pursuant to the RC Subcontract. Such amounts were not significant.

On December 27, 1994, the Company sold the business and assets (including up to $900,000 of the Company's share of the excess proceeds from the above-men-tioned Puerto de Europa project, if any, received by the Company pursuant to the RC Agreement) of its remaining U.S. Building Products operation, the Cupples Division, to Cupples Products, Inc. ("CPI"), a newly-formed entity owned by a member of the Company's Board of Directors, for $800,000 and the assumption of certain liabilities by the purchaser. The transaction and the consideration therefor were negotiated with the purchaser under the direction of a special committee of disinterested directors appointed by the Board of Directors. The sale agreement provides that CPI will provide certain services to the Company for certain fees, on an as-needed basis, to assist in the reso-lution of certain legal proceedings and warranty and rectification claims which arose prior to the sale date. Accordingly, the Company anticipates that certain business relationships between the Company and CPI will continue in the future.

On March 3, 1995, the Company sold the business and assets of its Concrete Construction Division to Ceco Concrete Construction Corp. ("Ceco Concrete"), a newly-formed entity controlled by the Company's Chief Executive Officer. The consideration consisted of $11,500,000 of cash, adjusted to reflect an as of sale date of October 1, 1994, a $3,000,000 interest bearing promissory note payable in three equal annual installments, with interest at 7%, and the as-sumption of certain liabilities by the purchaser. Upon the closing of the sale, the Company received $8,000,000 of cash, after adjustments. Addition-ally, the purchaser agreed to provide a substitute indemnity, bonds or collat-eral to satisfy the Company's bonding obligations with respect to those con-tracts transferred to Ceco Concrete. The transaction and the consideration therefor were negotiated under the direction of a special committee of disin-terested directors appointed by the Board of Directors of the Company, who en-gaged the services of an independent investment banker and were represented by an independent law firm.

During 1994, the Company agreed to pay $222,000 to a company affiliated with the Company's Chief Executive Officer for the services of an individual who served as President of the Company's Metal Buildings Group during the period from February 1994 through November 3, 1994 and as President and Chief Operat-ing Officer of the Company from November 3, 1994. The Company also agreed to pay to another affiliated company of the Company's Chief Executive Officer $260,000 for manufacturing and certain other consulting services. Pursuant to a consulting agreement with Sage Capital, the Company paid $175,000, $517,000 and $200,000, respectively, in 1992, 1993 and 1994, for financial and opera-tional restructuring services. In connection with the sale of the Cupples Di-vision, the consulting agreement with Sage Capital was terminated.

The Company has employment agreements and severance payment plans with respect to certain of its executive officers and certain other management personnel. These agreements generally provide for salary continuation for a specified number of months under certain circumstances. Certain of the agreements pro-vide the employees with certain additional rights after a change of control of the Company, as defined, occurs.

17. INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
The Company's operations are classified into two business segments: the Metal Buildings Group and the Building Products Group. The Metal Buildings Group de-signs and manufactures pre-engineered metal buildings for commercial and in-dustrial users. The Building Products Group provides construction services and at certain locations fabricates, sells and erects the components for roof, walls and floors of non-residential buildings. The Concrete Construction Group, which provided certain concrete forming services and was previously re-ported as a segment, has been reflected as a discontinued operation (Note 2).

                                         Robertson-Ceco Corporation

Summarized financial information for each of the Company's business segments and geographic areas of operations for 1992, 1993, and 1994 is presented below.

INFORMATION ON SEGMENTS

(Thousands)                       1992      1993      1994
- -----------------------------------------------------------
Revenue:
 Metal Buildings Group        $187,465  $218,338  $251,584
 Building Products Group       144,426    97,319    60,186
 Intersegment eliminations         --        --     (2,415)
                              --------  --------  --------
  Total                       $331,891  $315,657  $309,355
                              ========  ========  ========
Operating income (loss):
 Metal Buildings Group        $  4,179  $  7,212  $ 15,414
 Building Products Group       (18,146)   (6,685)   (7,142)
 Corporate                     (24,240)   (7,948)  (11,763)
                              --------  --------  --------
  Total                       $(38,207) $ (7,421) $ (3,491)
                              ========  ========  ========
Identifiable assets:
 Metal Buildings Group        $ 84,448  $ 96,665  $ 97,140
 Building Products Group        90,705    42,839    23,229
 Businesses held for sale       22,055    22,736     4,587
 Corporate                      38,462    25,934    15,830
 Adjustments and eliminations   (3,300)   (6,351)   (3,386)
                              --------  --------  --------
  Total                       $232,370  $181,823  $137,400
                              ========  ========  ========
Capital expenditures:
 Metal Buildings Group        $    948  $  2,955  $  3,355
 Building Products Group         1,371     1,614       442
 Corporate                         253        35        10
                              --------  --------  --------
  Total                       $  2,572  $  4,604  $  3,807
                              ========  ========  ========
Depreciation:
 Metal Buildings Group        $  2,510  $  2,419  $  2,348
 Building Products Group         3,106     2,348     1,037
 Corporate                          63        94        94
                              --------  --------  --------
  Total                       $  5,679  $  4,861  $  3,479
                              ========  ========  ========

INFORMATION ON GEOGRAPHIC AREAS

(Thousands)                       1992      1993      1994
- -----------------------------------------------------------
Revenue:
 United States                $204,965  $223,553  $250,259
 Canada                         29,099    22,063    22,941
 Europe                         86,939    52,498    16,084
 Asia/Pacific                   24,843    21,681    27,749
 Inter-area eliminations       (13,955)   (4,138)   (7,678)
                              --------  --------  --------
  Total                       $331,891  $315,657  $309,355
                              ========  ========  ========
Operating income (loss):
 United States                $  1,101  $  2,829  $ 11,058
 Canada                         (2,829)    1,099       646
 Europe                        (11,131)   (5,054)     (896)
 Asia/Pacific                   (1,108)    1,653    (2,536)
 Corporate                     (24,240)   (7,948)  (11,763)
                              --------  --------  --------
  Total                       $(38,207) $ (7,421) $ (3,491)
                              ========  ========  ========
Identifiable assets:
 United States                $105,731  $102,953  $ 93,325
 Canada                         16,716    15,013    13,728
 Europe                         52,896    13,088        --
 Asia/Pacific                   12,104    13,431    13,976
 Businesses held for sale       22,055    22,736     4,587
 Corporate                      38,462    25,934    15,830
 Adjustments and eliminations  (15,594)  (11,332)   (4,046)
                              --------  --------  --------
  Total                       $232,370  $181,823  $137,400
                              ========  ========  ========

Identifiable assets in each segment or geographic area include the assets used in the Company's operations and the excess of the purchase price over the fair value of assets acquired with respect to the Metal Buildings Group. Corporate assets consist primarily of cash and cash equivalents, restricted cash, assets held for sale and capitalized debt issuance costs related to the Credit Facili-ty. Businesses held for sale at December 31, 1994 reflects primarily the net assets of the Concrete Division. Inter-area sales are generally recorded at prices which are intended to approximate prices charged to unaffiliated custom-ers.

18. RETIREMENT BENEFITS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Historically, the Company has provided retiree benefits to substantially all of its U.S. and certain of its foreign employees under various defined benefit pension plans. In connection with the Company's restructuring initiatives, the Company amended its U.S. defined benefit pension plan, effective January 1, 1995, so that active salary employees will cease to accrue future benefits af-ter that date.

Benefits which are provided under the Company's defined benefit pension plans are primarily based on years of service and the employee's compensation. During fiscal 1992 and 1993, the Company's funding policy with respect to its U.S. de-fined benefit plans was to contribute quarterly installments as

DECEMBER 31, 1992, 1993 AND 1994
required by minimum funding standards determined in accordance with the Inter-nal Revenue Code. During fiscal 1994, the Company changed its funding policy with respect to its U.S. defined benefit plans whereby it ceased contributing in quarterly installments. During 1994, Company contributions were generally paid to its U.S. defined benefit plans such that, subject to applicable rules and regulations, the unpaid outstanding required contribution for each plan, including interest penalties, did not exceed $1,000,000 per plan. At December 31, 1994, the aggregate amount of such unpaid outstanding contributions for all plans was approximately $1,860,000.

On January 13, 1995, the Company filed an Application for Waiver of Minimum Funding Standard with the Internal Revenue Service for certain of its U.S. de-fined benefit pension plans for the plan years 1994 and 1995. If the request to waive these contributions is accepted, the Company's pension funding require-ments for the calendar year ended December 31, 1995 of approximately $6,400,000 will be deferred and such contributions may be made ratably over a future peri-od, depending on the instructions of the Internal Revenue Service. In the event that the request to waive these contributions is denied, the Company will be required to immediately fund its past due contributions. Plan assets relative to defined benefit plans are invested in broadly diversified portfolios of gov-ernment obligations, mutual funds, stocks, bonds and fixed income and equity securities.

U.S. AND CANADIAN DEFINED BENEFIT PLANS
Net pension cost (income) consisted of the following:

                                                    Year Ended December 31
                                                   -------------------------
(Thousands)                                           1992     1993     1994
- -----------------------------------------------------------------------------
Service cost-benefits earned during the year       $ 1,293  $   926  $   699
Curtailment loss and special termination benefits
 from
 sale of the Cupples Division and termination of
 future
 benefit accruals for salaried employees                --       --      738
Interest cost on projected benefit obligation        5,744    5,222    4,305
Actual return on assets                             (6,928)  (5,536)     463
Net amortization and deferral                          543    1,355   (3,642)
                                                   -------  -------  -------
Net pension cost                                   $   652  $ 1,967  $ 2,563
                                                   =======  =======  =======

The above net pension cost includes the pension expense related to certain of the Company's former employees of the Concrete Division, which has been re-corded as a discontinued operation. The amount of net pension expense which was allocated to the Concrete Division for the years ended 1992, 1993 and 1994 was $278,000, $329,000, and $310,000, respectively.

The following table sets forth the aggregate funded status of the U.S. and Ca-nadian defined benefit pension plans:

                                  December 31, 1993         December 31, 1994
                                         Plans With                Plans With
                            ------------------------  ------------------------
                                 Assets  Accumulated       Assets  Accumulated
                              Exceeding     Benefits    Exceeding     Benefits
                            Accumulated    Exceeding  Accumulated    Exceeding
                               Benefits       Assets     Benefits       Assets
                               Canadian         U.S.     Canadian         U.S.
(Thousands)                        Plan        Plans         Plan        Plans
- -------------------------------------------------------------------------------
Actuarial present value of
 benefit obligation:
 Vested benefit obligation       $8,619     $ 58,222       $7,398     $ 52,440
 Non-vested benefit
  obligation                         35          787           30        3,027
                                 ------     --------       ------     --------
 Accumulated benefit
  obligation                      8,654       59,009        7,428       55,467
 Excess of projected
  benefit obligation over
  accumulated benefit
  obligation                        442          595          380           --
                                 ------     --------       ------     --------
Projected benefit
 obligation                       9,096       59,604        7,808       55,467
Plan assets at fair value        15,182       40,296       12,130       35,630
                                 ------     --------       ------     --------
Projected benefit
 obligation (in excess of)
 or less than plan assets         6,086      (19,308)       4,322      (19,837)
Unrecognized net (gain)
 loss                               225        9,380        1,170        8,296
Remaining unrecognized net
 transition (asset)
 obligation                        (614)         531         (115)         253
Adjustment required to
 recognize minimum
 liability                           --       (9,315)          --       (8,549)
                                 ------     --------       ------     --------
Prepaid (accrued) pension
 cost recognized in the
 Consolidated
 Balance Sheets                  $5,697     $(18,712)      $5,377     $(19,837)
                                 ======     ========       ======     ========

  Actuarial assumptions used for the U.S. and Canadian plans were as follows:

                                         Years Ended December 31
                                        --------------------------
                                          1992      1993      1994
- -------------------------------------------------------------------
Assumed discount rate U.S. plans           8.5%     7.25%     8.25%
Assumed discount rate Canadian plan        9.5       8.0       9.0
Assumed rate of compensation increase    4-5.5   4.5-5.5   5.0-5.5
Expected rate of return on plan assets    9-10       9.0       9.0

                                         Robertson-Ceco Corporation

OTHER FOREIGN DEFINED BENEFIT PLANS
The amounts reported below relating to other foreign defined benefit pension plans exclude in 1994 the plan of the sold U.K. Subsidiary.

Net pension cost (income) consisted of the following:

                                                 Years Ended December 31
                                               ---------------------------
(Thousands)                                        1992      1993     1994
- ---------------------------------------------------------------------------
Service cost-benefits earned during the year   $  1,049  $    690  $   263
Interest cost on projected benefit obligation     3,385     2,249      151
Actual return on assets                          (5,342)   (2,394)     102
Net amortization and deferral                     2,143       196     (270)
Curtailment loss                                    --        --     1,241
                                               --------  --------  -------
Net pension cost (income)                      $  1,235  $    741  $ 1,487
                                               ========  ========  =======

The following table sets forth the aggregate funded status of other foreign de-fined benefit pension plans:

                                                           December 31 Plans
                                                       with Assets Exceeding
                                                        Accumulated Benefits
                                                       ----------------------
(Thousands)                                               1993        1994
- ------------------------------------------------------------------------------
Actuarial present value of benefit obligation
 Vested benefit obligation                             $    1,949  $    2,283
 Non-vested benefit obligation                                 14          14
                                                       ----------  ----------
 Accumulated benefit obligation                             1,963       2,297
 Excess of projected benefit obligation over
  accumulated benefit obligation                               74          85
                                                       ----------  ----------
Projected benefit obligation                                2,037       2,382
Plan assets at fair value                                   2,150       2,346
                                                       ----------  ----------
Projected benefit obligation less than (greater than)
 plan assets                                                  113         (36)
Unrecognized net gain                                       1,489          --
Remaining unrecognized net transition asset                  (515)         --
                                                       ----------  ----------
Prepaid (accrued) pension cost recognized in the
 Consolidated Balance Sheets                           $    1,087  $      (36)
                                                       ==========  ==========

Actuarial assumptions used for the other foreign defined benefit plans were as follows:

                                         Years Ended December 31
                                        -----------------------------
                                              1992     1993     1994
- ---------------------------------------------------------------------
Assumed discount rate                      9.5-10.5%    7.0%     8.0%
Assumed rate of compensation increase         7-7.5     4.5      5.5
Expected rate of return on plan assets        11-13     7.5      8.5

Additionally, certain U.S. employees are covered by a defined contribution plan which provides for contributions based primarily on compensation levels. The Company funds its contributions to the defined contribution plan as accrued. Plan assets of defined contribution plans are invested in bank funds. Pension expense related to the Company's defined contribution plans included the fol-lowing amounts:

                                  Years Ended December 31
                                -------------------------
(Thousands)                          1992    1993    1994
- ---------------------------------------------------------
U.S. defined contribution plan  $   1,029 $   665 $   679
                                ========= ======= =======

The amounts noted above exclude the Concrete Division for which the U.S. de-fined contribution plan pension expense was $212,000, $165,000, and $180,000, respectively, in 1992, 1993 and 1994, and the pension expense under multi-em-ployer pension plans was $1,444,000, $1,455,000, and $1,616,000 in 1992, 1993
and 1994, respectively.

As a result of the Disposition discussed in Note 2, during 1992 the Company re-corded settlement gains of $1,733,000, which are reflected in the Consolidated Statement of Operations as a component of the loss from discontinued opera-tions. As a result of the amendment to the salary defined benefit plan which is discussed above, the Company recorded a curtailment loss of $465,000 in the fourth quarter of 1994. Additionally, as a result of the sale of the Cupples Division (Note 2), the Company recognized a curtailment and special termination benefit loss of $268,000 during 1994, which was recorded as a component of loss on businesses sold/held for sale in the Consolidated Statement of Operations. During the fourth quarter of 1994, the Company's Asia/Pacific subsidiary imple-mented a plan whereby it would terminate its Staff Superannuation Fund (the "Superannuation Fund"), a defined benefit plan which provides retirement bene-fits for substantially all the salaried employees of H.H. Robertson (Australia) Pty. Limited, and contribute all assets of the Superannuation Fund to a new, defined contribution plan. The termination of the Superannuation Fund resulted in the Company recognizing a charge to selling, general and administrative ex-pense of $1,241,000 in the fourth quarter of 1994.

19. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS OTHER THAN PENSIONS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Ac-counting for Postretirement Benefits Other Than Pensions" for its U.S. plans. SFAS No. 106 requires measurement of the obligations of an employer to provide future postretirement benefits and the accrual of costs during the years that the employee provides services. The Company provides postretirement health and life insurance benefits under unfunded plans to a select group of retired for-mer U.S. employees. In 1993, the Company fixed its per retiree cost of provid-ing these benefits to a majority of these participants. The accumulated postretirement benefit obligation at adoption was approximately $21,501,000 and is being recognized over the expected payment period of 14 years. The adoption of SFAS No. 106 did not have a material impact on the Company's Consolidated Statements of Operations or Cash Flows. Prior to the adoption of SFAS No. 106, the Company expensed the net cost of providing such benefits to retired employ-ees on a pay-as-you-go basis. During fiscal 1994, the Company adopted the pro-visions of SFAS No. 106 with respect to its foreign postretirement benefit ob-ligations which cover a limited group of former employees and the effect was not material. The Company terminated its postretirement benefit plan for its U.S. active employees at the beginning of 1993.

DECEMBER 31, 1992, 1993 AND 1994

The following table sets forth the U.S. plans' funded status reconciled with the amount recognized in the Company's Consolidated Balance Sheets.

                                                                December 31,
                                                           ------------------
(Thousands)                                                  1993      1994
- ------------------------------------------------------------------------------
Accumulated Postretirement Benefit Obligation:
 Retired employees                                         $(21,068) $(18,891)
                                                           ========  ========
 Unfunded accumulated benefit obligation in excess of plan
  assets                                                   $(21,068) $(18,891)
 Unrecognized net (gain)/loss                                 1,004      (117)
 Unrecognized transition obligation                          19,934    18,465
                                                           --------  --------
 Accrued postretirement benefit cost recognized in the
  Consolidated Balance Sheets                              $   (130) $   (543)
                                                           ========  ========

For the purposes of measuring the December 31, 1994 accumulated postretirement benefit obligation, the per capita cost of covered health care benefits was assumed to increase at 11.75% from 1994 to 1995 for retirees not in the Company's fixed cost plan. The rate was assumed to decrease gradually down to 5.25% by 2002 and remain at that level thereafter. Because the health care cost trend rate assumption affects relatively few participants, there is no significant effect on the amounts reported. Increasing assumed health care cost trend rates by one percentage point in each year would increase the accu-mulated postretirement benefit obligation as of December 31, 1994 by $489,000, or 2.6%. The weighted average discount rate used in determining the accumu-lated postretirement benefit obligation at December 31, 1993 and 1994 was 7.25% and 8.25%, respectively.

Net periodic postretirement benefit cost for 1993 and 1994 included the fol-lowing components:

                                          Year Ended December 31,
                                          -----------------------
(Thousands)                                  1993        1994
- -----------------------------------------------------------------
Interest cost                             $     1,716 $     1,413
Net amortization and deferral                   1,567       1,542
                                          ----------- -----------
Net periodic postretirement benefit cost  $     3,283 $     2,955
                                          =========== ===========

For purposes of measuring the 1994 net periodic postretirement benefit cost, the per capita cost of covered health care benefits was assumed to increase at 11.25% from 1994 to 1995 for retirees not in the fixed cost plans. The rate was assumed to decrease gradually down to 4.75% by 2000 and remain level thereafter. Because the health care cost trend rate assumption affects rela-tively few participants, increasing assumed health care cost trend rates by one percentage point each year would increase the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for fiscal 1994 by $35,000, or 2.5%. The weighted average discount rate used in determining the expense in 1993 and 1994 was 8.5% and 7.25%, respectively. The net cost for providing postretirement benefits to retired employees on a pay-as-you-go basis was approximately $2,436,000 in 1992. For purposes of segment reporting, the net periodic postretirement benefit cost is included as a cor-porate expense (Note 17).

The Company is currently evaluating various options and, in certain cases, is taking actions to reduce the cost of its post-retirement benefits. In the event that the Company changes such benefits, the projection of future obliga-tions and costs may differ significantly from the above.

In the fourth quarter of 1993, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits". This statement requires an accrual method of recognizing postemployment benefits. The cumulative effect of adopt-ing SFAS No. 112 was $1,200,000, which principally reflects long-term disabil-ity benefits which arose when the Company's policy was to self-insure such benefits. Prior to the adoption of SFAS No. 112, the Company expensed the net cost of providing these benefits on a pay-as-you-go basis. Amounts recognized in the prior and current years Consolidated Statements of Operations, exclu-sive of the effect of adopting SFAS No. 112, were not material.

20. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Quarterly financial data is summarized as follows:

                                           FIRST   SECOND    THIRD    FOURTH
- ------------------------------------------------------------------------------
1994 (A)(B)
- -----------
Revenue                                   $62,490  $84,421  $ 83,848  $78,596
Cost of sales                              56,663   71,851    69,898   66,498
Income (loss) from continuing operations   (6,562)    (308)  (10,493)  (1,586)
Net income (loss)                          (5,511)     918   (15,373)  (1,794)
Income (loss) per share from continuing
 operations                               $  (.42) $  (.02) $   (.67) $  (.10)
Net income (loss) per common share        $  (.35) $   .06  $   (.97) $  (.11)
1993 (a)(c)
- -----------
Revenue                                   $65,999  $79,628  $ 89,371  $80,659
Cost of sales                              58,724   67,315    76,279   69,994
Income (loss) from continuing operations   (8,336)  (4,910)  (12,365)  (1,624)
Net income (loss)                          (8,615)  (3,772)   (5,511)  (3,038)
Income (loss) per share from continuing
 operations                               $ (9.53) $ (5.64) $  (1.32) $  (.12)
Net income (loss) per common share        $ (9.85) $ (4.35) $   (.59) $  (.22)

(a) The quarterly financial data presented has been reclassified to reflect the Concrete Division as a discontinued operation.

(b) During the third and fourth quarters of 1994, the Company recorded charges of $9,800,000 and $1,600,000, respectively, to write-down the carrying values of the Cupples Division and the European Operations to their estimated net re-alizable values. The fourth quarter of 1994 excludes the results of the Cupples Division and the European Operations. Additionally, in the third and fourth quarters of 1994, the Company recorded losses from discontinued opera-tions of $6 million and $2 million, respectively for the settlement of certain litigation related to the discontinued custom curtainwall operations (Note
14). The Company recorded restructuring charges of $900,000, $147,000, $2,078,000 and $295,000, respectively, in the first, second, third and fourth quarters of 1994. Also during the fourth quarter of 1994, the Company recorded curtailment losses from its pension plans of $1,706,000 (Note 18).

(c) In the third quarter of 1993, the Company recorded a charge of $9,700,000 for the sale of the Company's U.K. Subsidiary (Note 2) and an extraordinary gain of $5,367,000 resulting from the completion of the Company's Exchange Of-fer (Note 10). In the fourth quarter of 1993, the Company recorded a charge for discontinued operations of $2,500,000 (Note 2) and a charge of $1,200,000 for the cumulative effect of an accounting change (Note 19). As discussed in
Note 2, the results of operations of the sold U.K. Subsidiary are excluded for all periods after September 30, 1993.

REPORT OF
INDEPENDENT
ACCOUNTANTS


To the Board of Directors and
Stockholders of Robertson-Ceco Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficiency) and of cash flows present fairly, in all material respects, the financial position of Robertson-Ceco Corporation and its subsidiaries (the "Company") at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our au-dits of these statements in accordance with generally accepted auditing stan-dards which require that we plan and perform the audit to obtain reasonable as-surance about whether the financial statements are free of material misstate-ment. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits pro-vide a reasonable basis for the opinion expressed above. The financial state-ments of Robertson-Ceco Corporation for the year ended December 31, 1992 were audited by other independent accountants whose report dated February 25, 1993 (May 3, 1993 as to Note 10) expressed an unqualified opinion on those state-ments and included an explanatory paragraph that described the substantial doubt about the Company's ability to continue as a going concern.

As discussed in Note 19 to the financial statements, the Company changed its method of accounting for postemployment benefits in 1993 by adopting Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" and Statement of Financial Ac-counting Standards No. 112, "Employers' Accounting for Postemployment Bene-fits." In addition, as discussed in Note 13 to the financial statements, the Company changed its method of accounting for income taxes in 1993 by adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Boston, Massachusetts
March 15, 1995

FINANCIAL REVIEW
RESULTS OF OPERATIONS
Overview of Operational and Financial Restructuring Actions--During the past several years, the Company has been adversely affected by the worldwide reces-sion in most segments of the construction industry in which it operates and as a result has incurred significant operating losses and has experienced severe liquidity problems. To address these problems, the Company has developed and implemented, or is in the process of implementing a number of operational and financial restructuring plans. The significant operational and financial re-structuring actions which have taken place or were in process during 1992, 1993, 1994 and the first quarter of 1995 are discussed below.

On February 3, 1992, the Company sold its door business (the "Door Business") and certain of its U.S. domestic building products and construction businesses (the "X-1 Business") for $135.0 million (the "Disposition"). Additionally, dur-ing the first quarter of 1992, the Company sold its floor and deck business and its South African Subsidiary for $2.4 million and $5.3 million, respectively. The sale of the Door Business is reflected as a discontinued operation and the sale of the X-1 Business, the floor and deck business and the South African Subsidiary (collectively the "Sold Businesses"), which operated as part of the Company's Building Products Group, are reflected as disposals of portions of a segment of a business.

On November 9, 1993, the Company sold, for no cash consideration, its subsidi-ary located in the United Kingdom (the "U.K. Subsidiary"). In connection with the sale, the Company recorded a charge of $9.7 million in the third quarter of 1993. The operating results and cash flows of the U.K. Subsidiary are included in the Company's financial statements through the year ended 1992 and for the period from January 1, 1993 through September 30, 1993, which was determined to be the measurement date. During 1992 and the nine month period ended September 30, 1993, the U.K. Subsidiary recorded revenues of $33.7 million and $23.1 mil-lion, respectively, and losses from continuing operations of $13.2 million and $4.4 million, respectively.

On December 27, 1994, the Company sold the business and assets of its remaining U.S. Building Products operation, the Cupples Products Division (the "Cupples Division"), which manufactures curtainwall systems, to a newly formed company owned by a member of the Company's Board of Directors, for $.8 million cash and the assumption of certain liabilities by the purchaser. Pursuant to the terms of the sale agreement, the Company transferred certain contingent future rights to receive up to $.9 million of the proceeds, if any, relating to a curtainwall project which is in progress. In connection with the sale, the Company recorded a $4.8 million loss on sale of businesses in the third quarter of 1994. The op-erating results and cash flows of the Cupples Division are included in the Company's financial statements for the years ended December 31, 1992 and 1993, and the period from January 1, 1994 through September 30, 1994, the measurement date of the sale. During 1992, 1993 and the nine month period ended September 30, 1994, the Cupples Division recorded revenues of $12.3 million, $12.1 mil-lion and $8.3 million, respectively, and losses from continuing operations of $4.7 million, $4.6 million and $3.5 million, respectively.

During the third quarter of 1994, the Company decided to sell or dispose of its remaining European Building Products operations (the "European Operations"). In connection with the planned sale or disposition of the European Operations, the Company recorded a $6.6 million loss on sale of businesses. For purposes of the December 31, 1994 Consolidated Balance Sheet, the assets and liabilities of the European Operations have been netted and are presented within other liabili-ties. The operating results and cash flows of the European Operations are in-cluded in the Company's financial statements for the years ended 1992 and 1993 and the period from January 1, 1994 through September 30, 1994 which was con-sidered the measurement date. The European Operations recorded revenues of $53.2 million, $29.4 million and $16.1 million during the years ended December 31, 1992 and 1993 and the nine month period ended September 30, 1994, respec-tively. The European Operations recorded losses from continuing operations of $.7 million, $1.2 million and $1.3 million during the years ended December 31, 1992 and 1993 and the nine month period ended September 30, 1994, respectively.

The U.K. Subsidiary, the Cupples Division and the European Operations operated as part of the Company's Building Products Group.

On March 3, 1995, the Company sold the business and assets of its Concrete Con-struction business (the "Concrete Division") to Ceco Concrete Construction Corp., ("Ceco Concrete"), a newly formed company owned by an entity controlled by the Company's Chief Executive Officer. The consideration consisted of $11.5 million of cash, adjusted to reflect an as of sale date of October 1, 1994, a $3.0 million interest bearing promissory note payable in three equal annual in-stallments, with interest at 7% (the "Concrete Note"), and the assumption of certain liabilities by the purchaser. Upon the close of the sale, the Company received $8.0 million of cash, after adjustments. The Concrete Note was subse-quently transferred to an unrelated third party in connection with a settlement agreement (see "LITIGATION" below). The Concrete Division, which represented one of the Company's business segments, has been accounted for as a discontin-ued operation at December 31, 1994. Accordingly, the results of operations for all periods presented have been reclassified to reflect the Concrete Division as a discontinued operation. The Concrete Division recorded revenues of $69.1 million, $64.3 million and $69.7 million and income (losses) from continuing operations of $(4.7) million, $4.6 million and $5.2 million during the years ended December 31, 1992, 1993 and 1994, respectively. The Company expects that the sale of the Concrete Division will result in a gain for financial statement and tax reporting purposes, which will be recorded in the first quarter of 1995. For purposes of the December 31, 1994 Consolidated Balance Sheet, the as-sets and liabilities of the Concrete Division have been netted and classified as assets held for sale--current.

In addition to the sale of the businesses discussed above, a series of other operational restructuring actions were taken in 1992, 1993 and 1994. Opera-tional restructuring actions included downsizing the corporate headquarters, exiting unprofitable businesses and product lines, closing excess plants and redistributing manufacturing operations and equipment from

                                         Robertson-Ceco Corporation
closed operations, consolidating and improving capacity and cost effectiveness at remaining plants, relocating certain product lines, reducing work force lev-els and consolidating certain financial and administrative functions.

The significant financial restructuring actions which were completed during 1992, 1993 and 1994 include: reductions in bank loans and certain other indebt-edness from certain of the proceeds of the Disposition in February 1992; re-placement of the Company's domestic credit facility in April 1993; the comple-tion of an exchange offer for the Company's 15.5% Discount Subordinated Deben-tures due 2000 for new debt and common stock and the exchange of the Company's outstanding cumulative convertible preferred stock for common stock (the "Ex-change Offer") in July 1993; retirement of a $4.0 million facility fee note through the issuance of 1,374,292 shares of common stock in November 1993; the sale of 3,333,333 newly issued shares of the Company's common stock and the transfer of all assets, claims and rights under a foreign project to an entity indirectly controlled by a director of the Company for $10.0 million in Decem-ber 1993; and an amendment to the Company's domestic credit facility to include the assets of its Canadian operations and expand credit availability in May 1994. Additionally, throughout 1992, 1993 and 1994 the Company made significant reductions in collateral requirements under insurance programs, settled certain lawsuits pending against the Company, and renegotiated and settled certain op-erating leases and sold excess property and equipment in connection with the Company's downsizing activities.

As a result of the sales and dispositions noted above, the Company's ongoing businesses currently include (excluding the European Operations) the Metal Buildings Group, which has sales and operations primarily throughout North America and, to a lesser extent, the Far East, and its Building Products Group, which has sales and operations primarily throughout the Asia/Pacific region and, to a lesser extent, Canada (the above hereinafter referred to as "Continu-ing Businesses").

The financial information presented in the tables below includes certain finan-cial information concerning the Company's operations as it is presented in the Consolidated Financial Statements of the Company and provides certain pro forma information relating to the Company's Continuing Businesses. Adjustments for Businesses Sold/Held for Sale reflect the exclusion of the operating results for the periods indicated of the Company's businesses which have been sold or, in the case of the European Operations, are currently in the process of sale or disposal. Additionally, the pro forma Interest Expense amounts reflect the ef-fect of the Company's Exchange Offer, assuming that the transaction was com-pleted at the beginning of the period presented. Results of the Concrete Divi-sion are excluded, as this business is accounted for as a discontinued opera-tion. The pro forma operating results are not necessarily indicative of what the Company's actual results would have been had such transaction occurred at the beginning of the periods presented and are not necessarily indicative of the financial condition or results of operations for any future period or date.

                                     Year Ended December 31
                                 ----------------------------
(In Thousands) (Unaudited)           1992      1993      1994
- --------------------------------------------------------------
Revenue:
 Metal Buildings                 $187,465  $218,338  $251,584
 Building Products                144,426    97,319    60,186
 Intersegment Eliminations             --        --    (2,415)
                                 --------  --------  --------
 As Reported                      331,891   315,657   309,355
 Businesses Sold/Held for Sale    (99,276)  (64,554)  (24,337)
                                 --------  --------  --------
 Pro Forma Continuing Businesses $232,615  $251,103  $285,018
                                 ========  ========  ========

                                     Year Ended December 31
                                 ----------------------------
(In Thousands) (Unaudited)           1992      1993      1994
- --------------------------------------------------------------
Cost of Goods Sold:
 Metal Buildings                 $162,918  $188,892  $213,948
 Building Products                129,734    83,420    53,377
 Intersegment Eliminations             --        --    (2,415)
                                 --------  --------  --------
 As Reported                      292,652   272,312   264,910
 Businesses Sold/Held for Sale    (87,623)  (57,903)  (22,555)
                                 --------  --------  --------
 Pro Forma Continuing Businesses $205,029  $214,409  $242,355
                                 ========  ========  ========

                                                 Year Ended December 31
                                              ---------------------------
(In Thousands) (Unaudited)                        1992      1993     1994
- --------------------------------------------------------------------------
Selling, General and Administrative Expense:
 Metal Buildings                              $ 20,368  $ 22,234  $22,222
 Building Products                              26,428    20,584   12,606
 Corporate                                      21,442     7,948    9,688
                                              --------  --------  -------
 As Reported                                    68,238    50,766   44,516
 Businesses Sold/Held for Sale                 (20,079)  (15,587)  (5,189)
                                              --------  --------  -------
 Pro Forma Continuing Businesses              $ 48,159  $ 35,179  $39,327
                                              ========  ========  =======

                                 Year Ended December 31
                                 --------------------------
(In Thousands) (Unaudited)           1992    1993     1994
- ------------------------------------------------------------
Restructuring Expense:
 Metal Buildings                 $      --  $  --  $     --
 Building Products                   6,410     --     1,345
 Corporate                           2,798     --     2,075
                                 ---------  -----  --------
 As Reported                         9,208     --     3,420
 Businesses Sold/Held for Sale      (6,410)    --      (900)
                                 ---------  -----  --------
 Pro Forma Continuing Businesses $   2,798  $  --  $  2,520
                                 =========  =====  ========

                                    Year Ended December 31
                                 ---------------------------
(In Thousands) (Unaudited)           1992     1993      1994
- -------------------------------------------------------------
Operating Income:
 Metal Buildings                 $  4,179  $ 7,212  $ 15,414
 Building Products                (18,146)  (6,685)   (7,142)
 Corporate                        (24,240)  (7,948)  (11,763)
                                 --------  -------  --------
 As Reported                      (38,207)  (7,421)   (3,491)
 Businesses Sold/Held for Sale     14,836    8,936     4,307
                                 --------  -------  --------
 Pro Forma Continuing Businesses $(23,371) $ 1,515  $    816
                                 ========  =======  ========

                                 Year Ended December 31
                                 ------------------------
(In Thousands) (Unaudited)          1992     1993    1994
- ----------------------------------------------------------
Interest Expense
 As Reported                     $15,267  $10,727  $4,634
 Businesses Sold/Held for Sale    (2,113)  (1,009)   (341)
 Exchange Offer                  (10,733)  (6,491)     --
                                 -------  -------  ------
 Pro Forma Continuing Businesses $ 2,421  $ 3,227  $4,293
                                 =======  =======  ======

                                                   Year Ended December 31
                                                 --------------------------
(In Thousands) (Unaudited)                           1992     1993     1994
- ----------------------------------------------------------------------------
Income (Loss) from Continuing Operations:
 Metal Buildings                                 $  4,768  $ 7,332  $15,612
 Building Products                                (24,117) (17,443) (19,207)
 Corporate (including domestic interest expense)  (43,252) (17,124) (15,354)
                                                 --------  -------  -------
 As Reported                                      (62,601) (27,235) (18,949)
 Businesses Sold/Held for Sale                     19,713   19,905   16,198
 Exchange Offer                                    10,733    6,491       --
                                                 --------  -------  -------
 Pro Forma Continuing Businesses                 $(32,155) $  (839) $(2,751)
                                                 ========  =======  =======

YEAR ENDED DECEMBER 31, 1994 COMPARED WITH YEAR ENDED DECEMBER 31, 1993 Overview of Results of Operations--Revenue for the year ended December 31, 1994 was $309.4 million, a decrease of $6.3 million or 2% compared to 1993. The de-crease in revenue is primarily a result of excluding the revenues of businesses which were sold, offset by an increase in revenues at the Metal Buildings Group. The revenue of the Continuing Businesses was $285.0 million in 1994 com-pared to $251.1 million in 1993.

The Company's gross margin percentage was 14.4% in 1994 compared to 13.7% in 1993. The improvement in the gross margin percentage is largely due to improved margins at the Company's Metal Buildings Group, offset in part by lower margins reported by the Company's Asia/Pacific Building Products operations. Addition-ally, the gross margin percentage was improved as a result of excluding the U.K. Subsidiary from the 1994 operating results and excluding the Cupples Divi-sion operating results from the fourth quarter of 1994.

Selling, general and administrative expenses decreased by $6.3 million in 1994 compared to 1993. The decrease in selling, general and administrative expenses is primarily a result of excluding the U.K. Subsidiary from the 1994 operating results and excluding the Cupples Division and the European Operations from the fourth quarter of 1994. Selling, general and administrative expenses associated with the Continuing Businesses increased $4.1 million in 1994 compared to 1993. The increase in selling, general and administrative expenses of the Continuing Businesses results from higher costs associated with higher volumes and a $1.2 million non-cash charge recorded in the fourth quarter of 1994 related to a change in the retirement plan at the Company's Asia/Pacific operations (see
Note 18). Additionally, in 1993 the Company recorded a $2.8 million credit to selling, general and administrative expenses as a result of favorable settle-ments of certain litigation.

For the year ended December 31, 1994, losses from continuing operations were $18.9 million compared with $27.2 million in 1993. The losses from continuing operations include the losses of the Cupples Division and the European Opera-tions through September 30, 1994 which combined were $4.8 million in 1994, and the losses from continuing operations of the Cupples Division and European op-erations for 1993 and the U.K. Subsidiary through September 30, 1993, which when combined were $10.2 million in 1993. Additionally, losses from continuing operations include an $11.4 million and $9.7 million charge in 1994 and 1993, respectively, associated with the sale or disposition of businesses. Excluding the operating results of the Businesses Sold/Held for Sale and the related charges recorded for Businesses Sold/Held for Sale, the Company's loss from continuing operations for its Continuing Businesses was $2.8 million in 1994 compared to $.8 million in 1993. Such results for 1994 include restructuring charges of $2.5 million related to the Continuing Businesses.

The following sections highlight the Company's operating results on a segment basis and provide information on non-operating income and expenses (see Note
17).

Metal Buildings Group--For the year ended December 31, 1994, Metal Buildings Group revenues increased by $33.2 million or 15.2% compared to 1993. The 1994 increase in revenues reflects primarily improved market conditions in the United States and Canada. Operating income for the year ended December 31, 1994 was $15.4 million in 1994 compared to $7.2 million in 1993, an increase of $8.2 million or 114%. The increase in operating income is primarily a result of re-alizing efficiencies associated with higher sales volumes. Additionally, the restructuring and other cost reduction initiatives implemented over the past several years enabled the Metal Buildings Group to increase revenues without increasing overall selling, general and administrative costs.

Building Products Group--For the year ended December 31, 1994, Building Prod-ucts Group revenues decreased by $37.1 million or 38.2% compared to 1993. The decrease in 1994 revenues is a result of excluding the revenues of the sold U.K. Subsidiary from the 1994 revenues, and excluding the revenues of the Cupples Division and the European Operations from the fourth quarter of 1994, offset in part by higher revenue levels at the Company's Asia/Pacific opera-tions. Excluding the effects of the sold U.K. Subsidiary, the Cupples Division and the European Operations, which together recorded revenues of $24.3 million in 1994 and $64.6 million in 1993, Building Products Group revenues increased $3.1 million in 1994. The Building Products Group recorded an operating loss of $7.1 million in 1994 compared to an operating loss of $6.7 million in 1993. The 1994 operating loss includes restructuring charges of $1.3 million, a non-cash charge of $1.2 million recorded to selling, general and administrative expenses related to a change made in the retirement plan at the Asia/Pacific operations (see Note 18), and operating losses of the Cupples Division and the European Operations of $3.4 million through September 30, 1994, excluding a $.9 million restructuring charge. The 1993 operating loss includes losses of the U.K. Sub-sidiary, the Cupples

                                         Robertson-Ceco Corporation
Division and the European Operations of $8.9 million. Excluding the effects of restructuring charges, the charge related to the Asia/Pacific retirement plan, and the operating losses of the U.K. Subsidiary, the Cupples Division and the European Operations, the Building Products Group recorded an operating loss of $1.2 million in 1994 compared to operating income of $2.2 million in 1993. The decrease in profitability of the remaining Building Products operations is pri-marily a result of severe competition which adversely affected pricing, losses relating to certain projects and higher selling and administrative costs asso-ciated with expanding the Company's Asian markets.

Backlog--At December 31, 1994, the backlog of unfilled orders believed to be firm for the Company's Continuing Businesses was approximately $100.8 million. On a comparable basis, adjusted for the sale of the Cupples Division, the Euro-pean Operations and the Concrete Division, which at December 31, 1993 had a backlog of approximately $67.3 million, the order backlog was approximately $84.1 million at December 31, 1993. Substantially all of the December 31, 1994 backlog is expected to be completed in 1995.

Other income (expense)--Interest expense for the year ended December 31, 1994 was $4.6 million compared to $10.7 million in 1993, a decrease of $6.1 million. The decrease in interest expense in 1994 is primarily due to the completion of the Exchange Offer which became effective July 14, 1993. On a pro forma basis, assuming the Exchange Offer had occurred on January 1, 1993, interest expense in 1993 would have been reduced by $6.5 million. Exclusive of the effects of the Exchange Offer and the interest expense related to the businesses sold or held for sale, the increase in interest expense in 1994 over 1993 is primarily the result of the higher costs associated with the Company's new credit facil-ity which was entered into in April of 1993.

During 1994, the Company sold its Cupples Division and decided to sell or dis-pose of its remaining European Operations. In connection with the decision to exit these businesses, the Company recorded charges of $11.4 million to opera-tions in 1994. On November 9, 1993, the Company sold its U.K. Subsidiary and in connection with the sale recorded a charge of $9.7 million in the third quarter of 1993. The Company's decision to sell these businesses was based on the cur-rent negative economic outlook for these operations which was not expected to improve in the foreseeable future and the estimated cost and effect on liquid-ity to continue to support and to further restructure and downsize these busi-nesses.

Other income (expenses)--net for the year ended December 31, 1994 was $.8 mil-lion in 1994 compared to $.6 million in 1993.

Income taxes--At December 31, 1994, the Company had worldwide net operating loss carryforwards of $41.1 million, excluding the European Operations, for tax reporting purposes which are available to offset future income without limita-tion. Approximately $24.9 million of the tax net operating loss carryforwards relate to domestic operations and are available for use until expiration in the years 2008 and 2009. Foreign net operating loss carryforwards at December 31, 1994 were $16.2 million and expire at various dates in the years 1996 through 2005, exclusive of loss carryforwards associated with European Operations of $6.2 million. The 1993 Exchange Offer resulted in a "Change of Ownership," as defined by Section 382 of the Internal Revenue Code. The effect of that trans-action was to limit the Company's ability to utilize its unused U.S. tax loss carryforwards which existed prior to the Change in Ownership. Should another "Change of Ownership" occur, the Company's current domestic loss carryforwards would be further limited (see Note 13).

Discontinued Operations--During 1994 and 1993, the Company recorded charges of $8.0 million and $2.5 million, respectively, reflecting primarily provisions for costs associated with the settlement of claims and disputes associated with the Company's discontinued custom curtainwall operations which were discontin-ued in 1988. Discontinued operations for the years 1994 and 1993 include income from the Concrete Division of $5.2 million and $4.6 million, respectively.

Litigation--Several contracts related to the discontinued custom curtainwall operations continue to be the subject of litigation. In one of the actions, a lawsuit arising out of the construction of new headquarters for Morgan Guaranty Trust Company of New York ("Morgan") at 60 Wall Street, New York, New York is pending in the Supreme Court of the State of New York [Cupples Products Divi-sion of H.H. Robertson Company v. Morgan Guaranty Trust Company of New York, et al (the "New York Litigation")]. The Company's Cupples Division acted as a sub-contractor for the provision and erection of the custom curtainwall for the building. Morgan and Tishman Construction Company of New York ("Tishman") the general contractor for the project, claimed that the Company and Federal Insur-ance Company ("Federal"), as issuer of a performance bond in connection with the Company's work, are liable for $29.9 million in excess completion costs and delay damages due to the Company's alleged failure to perform its obligations under its subcontract. The Company had taken action to enforce a $5.0 million mechanic's lien against the building and sought to recover more than $10.0 mil-lion in costs and damages caused by Tishman's breach of the subcontract with the Company. On March 3, 1995, the Company and Federal entered into an agree-ment (the "Federal Agreement") under which Federal agreed to hold the Company harmless from claims pending in the New York Litigation. Under the agreement, Federal will assume control of the New York Litigation and will also be the beneficiary of any affirmative claim which the Company may receive. As consid-eration for Federal's obligations, the Company assigned to Federal the $3.0 million interest bearing promissory note received from the Company's sale of its Concrete Division, and agreed to pay Federal $1.0 million per year, in equal quarterly installments, for seven years without interest commencing March 24, 1995. As security for the payment obligations to Federal, the Company granted to Federal a security interest in all of the Company's assets and the purchaser of the Concrete Division delivered a financial guarantee insurance policy securing payment of the Concrete Note.

The Federal Agreement also provides that (i) at least 30% of the ownership of the common stock of the Company must be held by Andrew G.C. Sage, II, who is the current Chairman of the Company and at December 31, 1994 controlled approx-imately 34% of the outstanding common stock through his control of Sage RHH, and Michael E. Heisley, who is the current Chief Executive Officer of the Com-pany and at December 31, 1994 controlled approximately 21% of the outstanding common stock through his ownership of RBC Holdings L.P., and (ii) that Mr. Sage, Mr. Heisley or both must continue as chief executive officer and/or chairman of the Company. The Federal Agreement provides that, in the event such common stock ownership and executive officers are not maintained, Federal will be entitled to immediate payment of all amounts remaining unpaid to them.

In February 1994, the Company filed suit in state court in Iowa against Alaska Industrial Development and Export Authority ("AIDEA"), Olympic Pacific Build-ers, Inc. ("OPB") and Strand Hunt Corp. ("Strand Hunt") and others alleging breach of contact, tortious interference with contractual relations, negligence and misrepresentation, and seeking payment of amounts owed to the Company and other damages in connection with a pre-engineered metal building in Anchorage, Alaska. The Company fabricated the building for OPB, which in turn supplied the building to Strand Hunt, as general contractor for AIDEA. In March 1994, Strand Hunt filed suit in the Superior Court for the State of Alaska against a number of parties, including the Company and its surety. Strand Hunt has alleged against the Company breach of contract, breach of implied warranties, misrepre-sentation and negligence in connection with the fabrication of the building and seeks damages in excess of $10 million. The Company answered the Alaska suit and asserted the claims made in the Iowa action as counterclaims against the other parties. In addition, cross-claims of a similar nature to those of Strand Hunt have been made against the Company by several of the other parties. The Company believes that it is entitled to payment and that it has meritorious de-fenses against the claims of Strand Hunt and the cross claims of the other par-ties.

In February of 1994, the Company's Concrete Division settled certain backcharge and other claims related to a project which was substantially complete in 1989. In connection with this settlement, during the first quarter of 1994 the Com-pany received $1.7 million cash and recorded a $1.2 million gain, which is in-cluded in the accompanying Consolidated Statement of Operations as income from discontinued operations. During the second quarter of 1993, the Company re-corded a credit to selling, general and administrative expenses of $1.8 million as a result of the settlement of certain lease obligations. In May 1994, the Company resolved and settled certain claims related to a custom curtainwall project located in Texas. The outcome of these settlements did not have a mate-rial effect on the Company's Consolidated Statement of Operations in the year ended December 31, 1994.

There are various other proceedings pending against or involving the Company which are ordinary or routine given the nature of the Company's business. The Company has recorded a liability related to litigation where it is both proba-ble that a loss has been incurred and the amount of the loss can be reasonably estimated. While the outcome of the Company's legal proceedings cannot at this time be predicted with certainty, management does not expect that these matters will have a material adverse effect on the Consolidated Balance Sheets or Statement of Operations of the Company.

Environmental matters--The Company has been identified as a potentially respon-sible party by various federal and state authorities for clean-up at various waste disposal sites. While it is often extremely difficult to reasonably quan-tify future environmental related expenditures, the Company has engaged various third parties to perform feasibility studies and assist in estimating the cost of investigation and remediation. The Company's policy is to accrue environmen-tal and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and that the amount can be reasonably esti-mated. Based upon currently available information, including the reports of third parties, management does not believe that the reasonably possible loss in excess of the amounts accrued would be material to the consolidated financial statements.

YEAR ENDED DECEMBER 31, 1993 COMPARED WITH YEAR ENDED DECEMBER 31, 1992 Overview of Results of Operations--Revenue for the year ended December 31, 1993 of $315.7 million decreased $16.2 million or 4.9% compared to 1992. Excluding the effect of the sold U.K. Subsidiary, revenues declined $5.6 million or 1.9%. The remaining decrease reflects lower sales at the Company's Building Products Group offset in part by higher sales volumes at the Company's Metal Buildings Group.

The Company's gross margin percentage was approximately 13.7% in 1993 compared with 11.8% in 1992 with each of the Company's business segments reporting im-provements over 1992. The improvement reflects primarily benefits from restruc-turing activities at the Company's Building Products Group and higher sales levels at the Company's Metal Buildings Group.

Selling, general and administrative expenses decreased by $17.5 million in 1993 compared with 1992. Excluding the effect of the sold U.K. Subsidiary, selling, general and administrative expenses decreased $15.0 million. The remaining de-cline represents primarily reductions in operating expenses in the Building Products Group resulting from restructuring actions, reductions in consulting, legal and other professional fees at Corporate, offset in part by higher sell-ing and advertising costs at the Company's Metal Buildings Group. Additionally, amounts for 1993 include a credit to selling, general and administrative ex-pense of $2.8 million as a result of favorable settlements of certain litiga-tion, and results for 1992 include a charge of $3.5 million relating to envi-ronmental matters and a charge of $1.3 million relating to severances.

For the year ended December 31, 1993 losses from continuing operations were $27.2 million compared with $62.6 million during the same period in 1992.

                                         Robertson-Ceco Corporation
Losses from continuing operations for 1993 include a $9.7 million loss from the sale of businesses and losses from continuing operations for 1992 include losses from the sale of businesses of $1.1 million and restructuring charges of $9.2 million. Exclusive of the 1993 and 1992 losses on sold businesses, the 1992 restructuring charges and the effect of the operating results of the sold U.K. Subsidiary which recorded a loss of $4.4 million in 1993 compared with a loss of $13.2 million in 1992, the Company's loss from continuing operations decreased by $28.4 million.

As further discussed below, results for the year ended December 31, 1993 in-clude a charge for discontinued operations of $2.5 million, income from discon-tinued operations relating to the Concrete Division of $4.6 million, an ex-traordinary gain of $5.4 million from the Company's Exchange Offer and a charge of $1.2 million for the cumulative effect of an accounting change.

The following sections highlight the Company's operating income (loss) on a segment basis and provide information on non-operating income and expenses.

Metal Buildings Group--For the year end December 31, 1993, Metal Buildings Group revenues increased by $30.9 million or 16.5% compared to 1992. The in-crease in 1993 reflects primarily improved market conditions in the United States. For the year ended December 31, 1993 operating income was $7.2 million compared with $4.2 million in 1992. The improved operating results are primar-ily attributable to higher levels of sales offset, in part, by higher per unit material costs and higher selling and advertising expenditures associated with the development of international markets.

Building Products Group--For the year ended December 31, 1993, Building Prod-ucts Group revenues decreased by $47.1 million or 32.6%. Excluding the effect of the sold U.K. Subsidiary, Building Products Group revenues decreased $36.5 million or 33%. The decline reflects weak market conditions and pressures on selling prices at both the Company's U.S. and foreign operations. For the year ended December 31, 1993, the Building Products Group reported an operating loss of $6.7 million compared with $18.1 million in 1992. The 1993 and 1992 operat-ing losses include operating losses before restructuring charges of $3.7 mil-lion and $8.8 million, respectively, from the sold U.K. Subsidiary. The 1992 operating losses also include restructuring charges of $6.4 million. Exclusive of these items, the operating results for the Building Products Group were losses of $2.9 million in 1993 compared with losses of $2.9 million in 1992.

Other income (expenses)--Interest expense for the year ended December 31, 1993 and 1992 totalled $10.7 million and $15.3 million, respectively. The decrease in interest expense of $4.5 million for 1993 compared with 1992 is primarily due to the completion of the Exchange Offer which became effective July 14, 1993. On a proforma basis, assuming that the Exchange Offer had occurred on January 1 of 1992 and 1993, reported interest expense for the years ended 1993 and 1992 would have been reduced by $6.5 million and $10.7 million, respective-ly.

Other income (expense)--net for the year ended December 31, 1993, totalled $.6 million compared to $(6.8) million for 1992. The 1992 expense includes charges of approximately $6.2 million associated with operating losses and the writedown of an equity investment and foreign exchange losses of $1.1 million.

Income taxes--Income tax expense represents primarily taxes on foreign earnings which could not be offset by loss carryforwards.

Discontinued Operations--During the years ended December 31, 1993 and 1992, the Company recorded charges of $2.5 million and $3.9 million, respectively, re-flecting primarily provisions for costs associated with the settlement of claims and disputes associated with the Company's discontinued custom curtainwall operations which were discontinued in 1988. The losses from discon-tinued operations for the years 1993 and 1992 include income (loss) from the Concrete Division of $4.6 million and $(4.7) million, respectively.

Accounting Changes--Effective January 1, 1993, the Company adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" for its U.S. plans and SFAS No. 109 "Accounting for Income Taxes". The adoption of these statements did not have a material impact on the Company's Consolidated Balance Sheets or Statements of Operations and the financial statements of prior periods have not been restated.

Also, in the fourth quarter of 1993, the Company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits". The cumulative effect of the adoption of SFAS No. 112 was a charge of $1.2 million and has been recorded in the 1993 Consolidated Statement of Operations as a cumulative effect of an accounting change.

LIQUIDITY AND CAPITAL RESOURCES
During the year ended December 31, 1994, the Company used approximately $11.4 million of cash to fund its operating activities. Of this amount, approximately $5.3 million was used to fund restructuring activities, $.8 million was used to pay investment banking and other professional fees incurred in connection with the Company's Exchange Offer which was completed in July of 1993, $1.5 million was paid in connection with certain legal settlements, $5.1 million was used to fund the operating activities of the Cupples Division and European Operations, and $1.8 million was used to pay past due interest on the Company's 15.5% Sub-ordinated Debentures, thereby curing the default which existed under such secu-rities. The remaining uses of operating cash during 1994 reflect primarily the funding of trailing liabilities associated with sold and closed businesses and the funding of operating activities, including improvement in the aging of ven-dor payables at the Metal Buildings Group. Operating cash flow during the year ended December 31, 1994 included the receipt of a $1.7 million settlement pay-ment in February of 1994 for a claim related to a job which was substantially complete in 1989.

In addition, during the year ended December 31, 1994, the Company spent approx-imately $5.0 million on capital expenditures, most of which were directed to-ward upgrading and improving manufacturing equipment and data processing sys-tems at the Company's Metal Buildings Group. Cash proceeds from sales of prop-erty, plant and equipment, and assets held for sale, and sales of businesses were $1.7 million, $3.8 million and $.8 million, respectively, for the year ended December 31, 1994. Cash provided by financing activities during the year consisted of short-term borrowings of $2.2 million which related primarily to the European Operations to assist in funding local working capital requirements and operating losses. As a result, primarily of the above, unrestricted cash and cash equivalents decreased by $7.8 million during 1994. At December 31, 1994, the Company had $7.9 million of cash (excluding the European Operations).

On May 18, 1994, the Company entered into an amendment to its existing agree-ment with Foothill Capital Corporation (such amended agreement being hereinaf-ter referred to as the "Credit Facility"), which, under its terms, amended the Company's existing credit facility by increasing the Company's maximum avail-ability under the facility by $10.0 million to $45.0 million, incorporated cer-tain receivables, inventory and property, plant and equipment of the Company's Canadian operations into the definition of the Borrowing Base, and extended the term of the Credit Facility to May 18, 1999. The Credit Facility requires that the Company borrow $5.0 million under a term loan and provides for issuances of commercial or standby letters of credit or guarantees of payment with respect to such letters of credit in an aggregate amount not to exceed $32.0 million and/or additional borrowings, based upon availability under the Borrowing Base.

Availability under the Credit Facility is based on a percentage of eligible (as defined in the Credit Facility and subject to certain restrictions) accounts receivable and inventory, plus a base amount (which base amount is reduced by $166,667 per month and is subject to reduction in the case of sales of certain property, plant and equipment, including assets held for sale), plus the amount provided by the Company as cash collateral, if any, less the amount of $5.0 million required to be outstanding under a term loan note (each together the "Borrowing Base"). At December 31, 1994, the Borrowing Base was estimated to be $39.9 million and was used to support a $5.0 million term loan note and $29.2 million of outstanding letters of credit which are used primarily to support bonding programs, insurance programs and other financial guarantees. At Decem-ber 31, 1994, the Company had unused availability under the Credit Facility of $5.7 million.

In addition to the Credit Facility, borrowing arrangements are in place at the Company's Asia/Pacific operations to assist in supporting local working capital requirements and bonding programs. At December 31, 1994, the Company had in place at its Asia/Pacific operations available unused lines of credit of $.8 million and available letter of credit and performance guarantee facilities of $3.1 million of which $2.4 million of guarantees were outstanding. In February 1995, the Company was required to issue a $1.0 million letter of credit to sup-port the Asia/Pacific operation's local banking facility.

On a worldwide basis at December 31, 1994, excluding the European Operations, the Company had outstanding performance and financial bonds with related indem-nification agreements from the Company of $34.3 million, which generally pro-vide a guarantee as to the Company's performance under contracts and other com-mitments; certain of which are collateralized by letter of credit programs and certain of which are issued under foreign credit facilities.

Outlook--During the past several years, the Company has incurred significant losses from continuing operations. The combination of these operating losses, along with the funding required for restructuring activities, trailing liabili-ties associated with sold and discontinued businesses and substantial financing expenses have placed a significant strain on the Company's liquidity and credit resources. To respond to this situation, the Company has taken, and is in the process of taking, a number of operational and financial restructuring actions which are designed to improve the Company's profitability and liquidity. During 1994, the Company concluded that the appropriate near term strategy should be to: (i) focus the business around its Metal Buildings Group and Asia/Pacific Operations; (ii) exit those businesses which are considered non-strategic and consume significant liquidity; and (iii) preserve liquidity by aggressively managing trailing liabilities and, whenever possible, structure the payment of such obligations over a period of years. Actions which were taken during 1994 and the first quarter of 1995 to increase profitability, cash flow and liquid-ity include further reductions in headcount and costs associated with the cor-porate office; termination of the accrual of benefits under the Company's de-fined benefit pension plan for active salaried employees in the United States; sale of the Cupples Division, which incurred losses from continuing operations of $3.5 million for the nine months ended September 30, 1994; commencement of actions for the sale or disposition of the European Operations which incurred losses from continuing operations for the nine months ended September 30, 1994 of $1.3 million; filing on January 13, 1995 of an Application for Waiver of Minimum Funding Standard with the Internal Revenue Service to defer certain fiscal 1995 defined benefit pension plan contributions; entering into the Fed-eral Agreement which provides a structured payout over time concerning certain litigation; development of a program to aggressively manage outstanding claims and to reduce collateral requirements in connection with insurance programs; and other actions to reduce the cost of active employee and retiree benefits.

In view of the Company's liquidity situation, along with the projected working capital and capital expenditure needs for the Company's existing businesses, funding projections for trailing liabilities and the existing and anticipated bonding requirements required primarily by the Concrete Division, the Company decided during 1994 that it was necessary to sell its Concrete Division. In connection therewith, on March 3, 1995 the Company sold the business and assets of its Concrete Division. The sale price was $11.5 million cash, adjusted to reflect an as of October 1, 1994 sale date, a $3 million interest bearing prom-issory note (which was transferred to an unrelated third party in connection with the Federal Agreement) and the assumption of certain

                                         Robertson-Ceco Corporation
liabilities by the purchaser. Upon the closing of the sale, the Company re-ceived approximately $8.0 million of cash, after adjustments. In connection with the sale of the Company's Concrete Division at March 3, 1995, the Company's Borrowing Base under its Credit Facility was reduced by approximately $3.9 million. Additionally, in accordance with the sale agreement, the pur-chaser provided the Company's principal surety with a substitute indemnity agreement to satisfy the Company's bonding obligations with respect to those contracts transferred to the purchaser.

The Company anticipates that demands on its liquidity and credit resources will continue to be significant during 1995 and the next several years as a result of funding requirements for restructuring programs, the Federal Agreement, non-recurring cash obligations and trailing liabilities associated with sold and discontinued businesses. Additionally, beginning in November of 1995, the Com-pany will be required to pay its interest obligation on its 10%-12% Senior Sub-ordinated Notes in cash which will require a payment of $1.4 million semiannually. The Company expects to meet these requirements through a number of sources, including operating cash generated by the Company's Metal Buildings Group, proceeds from the sale of the Concrete Division, available cash which was $7.9 million at December 31, 1994, and availability under the Credit Facil-ity and foreign credit facilities. The Company's liquidity projections are predicated on estimates as to the amount and timing of the payment of the Company's trailing liabilities and expectations regarding the operating perfor-mance of the Company's Continuing Businesses. In the event the Company experi-ences significant differences as to the amount and timing of the payment of the Company's trailing liabilities and/or the actual operating results of the Company's Continuing Businesses, the Company may be required to seek additional capital through the expansion of existing credit facilities or through new credit facilities, or through a possible debt or equity offering, or a combina-tion of the above. There can be no assurance that such additional capital would be available to the Company.

FIVE YEAR SUMMARY (UNAUDITED)

Statements of Operations Data (a)(b)(c)(h)(i):
(In thousands, except
share data)                                                Year Ended December 31
- --------------------------------------------------------------------------------------------------
                                                    1990       1991      1992   1993(e)      1994
- --------------------------------------------------------------------------------------------------
Net revenues                                    $535,348  $ 566,510  $331,891  $315,657  $309,355
- --------------------------------------------------------------------------------------------------
Costs and expenses:
Cost of Sales                                    460,346    506,135   292,652   272,312   264,910
Selling, general and admin-
 istrative                                        76,174     89,247    68,238    50,766    44,516
Restructuring expense (in-
 come)                                            (2,105)    33,170     9,208        --     3,420
- --------------------------------------------------------------------------------------------------
Total costs and expenses                         534,415    628,552   370,098   323,078   312,846
- --------------------------------------------------------------------------------------------------
Operating income (loss)                              933    (62,042)  (38,207)   (7,421)   (3,491)
Interest expense                                 (11,861)   (20,867)  (15,267)  (10,727)   (4,634)
Gain (loss) on businesses
 sold/held for sale                                   --    (25,371)   (1,132)   (9,700)  (11,400)
Other income (expense), net                        2,893      2,081    (6,790)      622       832
- --------------------------------------------------------------------------------------------------
Income (loss) from continu-
 ing operations before in-
 come taxes                                       (8,035)  (106,199)  (61,396)  (27,226)  (18,693)
Income taxes                                       2,552      2,030     1,205         9       256
- --------------------------------------------------------------------------------------------------
Income (loss) from continu-
 ing operations                                  (10,587)  (108,229)  (62,601)  (27,235)  (18,949)
Income (loss) from discon-
 tinued operations                                (2,095)   (16,573)   (8,544)    2,132    (2,811)
Extraordinary gain on debt
 exchange                                             --         --        --     5,367        --
Cumulative effect of ac-
 counting change (f)                                  --         --        --    (1,200)       --
- --------------------------------------------------------------------------------------------------
Net income (loss)                               $(12,682) $(124,802) $(71,145) $(20,936) $(21,760)
- --------------------------------------------------------------------------------------------------
Earnings (loss) per common
 share(d):
Continuing operations                           $ (23.65) $ (123.57) $ (71.30) $  (4.40) $  (1.20)
Discontinued operations                            (4.57)    (18.87)    (9.70)      .35      (.18)
Extraordinary item                                    --         --        --       .86        --
Cumulative effect of ac-
 counting change (f)                                  --         --        --      (.20)       --
- --------------------------------------------------------------------------------------------------
Net income (loss) per common
 share                                          $ (28.22) $ (142.44) $ (81.00) $  (3.39) $  (1.38)
- --------------------------------------------------------------------------------------------------
Weighted average number of
 common shares outstanding
 (d)                                                 458        878       880     6,217    15,808
- --------------------------------------------------------------------------------------------------
Cash dividends declared per
 common share                                         --         --        --        --        --
- --------------------------------------------------------------------------------------------------

FIVE YEAR SUMMARY (UNAUDITED) Continued

Balance Sheet Data
(a)(b)(c)(h)(i)
(Thousands)                                    December 31
- ------------------------------------------------------------------------------
                                  1990     1991      1992   1993(e)      1994
- ------------------------------------------------------------------------------
Working capital surplus (de-
 ficiency)                    $ 63,602 $ 51,377 $(101,200) $  4,708  $  9,826
Total assets                   539,340  422,937   232,370   181,823   137,400
Long-term debt (current por-
 tion) (g)                       3,476   65,964    67,420       390       134
Long-term debt (excluding
 current portion)              108,056   69,897     1,426    45,084    43,421
Stockholders' equity (defi-
 ciency)                       155,545   39,874   (34,189)  (16,663)  (35,693)
- ------------------------------------------------------------------------------

(a) The consolidated financial data reflect the results of operations and as-sets and liabilities of Ceco Industries subsequent to November 1, 1990. See Note 2 of the Notes to Consolidated Financial Statements.
(b) The consolidated statement of operations data exclude the results of oper-ations of the Sold Businesses subsequent to December 31, 1991. For pur-poses of the consolidated balance sheet data, the Sold Businesses were re-corded as net assets held for sale at December 31, 1991.
(c) The consolidated statement of operations data exclude the results of oper-ations of the Company's sold U.K. Subsidiary for periods subsequent to September 30, 1993. The consolidated balance sheet data exclude the assets and liabilities of the sold U.K. Subsidiary for all years subsequent to December 31, 1992. See "Financial Review" and Note 2 of the Notes to Con-solidated Financial Statements.
(d) On July 23, 1993, a 1 for 16.5 reverse split of the Company's common stock became effective. All common stock share amounts and per share data are restated to reflect the reverse split.
(e) The consolidated financial information as of and for the year ended Decem-ber 31, 1993 includes the effects of the Company's Exchange Offer which was consummated on July 14, 1993. See "Financial Review" and Note 10 of the Notes to Consolidated Financial Statements.
(f) In the fourth quarter of 1993, the Company adopted Statement of Accounting Standards No. 112 "Employers' Accounting for Post Employment Benefits". See "Financial Review" and Note 19 of the Notes to Consolidated Financial Statements.
(g) As a result of a default under the indenture, the amount of long-term debt (current portion) at December 31, 1992 includes $63,347,000 related to the Company's 15.5% Discount Subordinated Debentures due 2000. See Note 10 of the Notes to Consolidated Financial Statements.
(h) The consolidated statement of operations data exclude the results of oper-ations of the Company's Cupples Division and European Operations for peri-ods subsequent to September 30, 1994. The consolidated balance sheet data exclude the assets and liabilities of the Cupples Division for 1994. At December 31, 1994, the assets and liabilities of the European Operations have been netted and are included in other liabilities. See "Financial Re-view" and Note 2 of the Notes to Consolidated Financial Statements.
(i) The consolidated statement of operations data has been reclassified to re-flect the Concrete Division as a discontinued operation. For purposes of the consolidated balance sheet data, the assets and liabilities of the Concrete Division have been netted and recorded as assets held for sale-- current at December 31, 1994. See "Financial Review" and Note 2 of the Notes to Consolidated Financial Statements.

ROBERTSON-CECO CORPORATION

DIRECTORS

ANDREW G.C. SAGE II Chairman, Robertson-Ceco Corporation

MICHAEL E. HEISLEY Chief Executive Officer and Vice Chairman, Robertson-Ceco
 Corporation and Chairman of the Executive Committee of Pettibone Corporation, a diversified manufacturing company

E.A. ROSKOVENSKY President and Chief Operating Officer, Robertson-Ceco
 Corporation

FRANK A. BENEVENTO II Chairman of the Board, Benevento Financial Group, Inc.

STANLEY G. BERMAN Consultant to Retail Industry, former Executive Vice
 President of Grossman's Inc., a retail building materials company

MARY HEIDI HALL JONES Management of Personal Investments

KEVIN E. LEWIS Chairman, President and Chief Executive Officer of
 Furr's/Bishop's Inc., an operator of cafeteria, buffet and specialty restaurants

LEONIDS RUDINS Former Consultant to Chemical Industry and former President of
 International Business Management Association, Inc., a consulting company

GREGG C. SAGE President, Cupples Products, Inc., a manufacturer of curtainwall products

OFFICERS

ANDREW G.C. SAGE, II Chairman

MICHAEL E. HEISLEY Chief Executive Officer and Vice Chairman

E.A. ROSKOVENSKY President and Chief Operating Officer

JOHN C. SILLS Executive Vice President and Chief Financial Officer

GEORGE S. PULTZ Vice President, General Counsel and Secretary

INVESTOR INFORMATION

FORM 10-K
The Company's annual report on Form 10-K as filed with the Securities and Ex-change Commission will be sent free of charge to any stockholder upon receipt of a written request sent to:
 Investor Relations
 Robertson-Ceco Corporation
 222 Berkeley Street
 Boston, Massachusetts 02116

COMMON STOCK
The Company's common stock is traded on the New York Stock Exchange under the symbol RHH. Its performance can be followed on the business page of most daily newspapers and in national financial publications. As of March 17, 1995, there were approximately 2,710 holders of record of the Company's common stock.

COMMON STOCK PRICES AND DIVIDENDS
The range of stock prices and dividends per common share by quarters for the past two years is set forth below. Under the terms of the Company's domestic credit agreement, the Company is restricted from paying cash dividends on its common stock.

- ----------------------------------------------------------------------------
                              1st            2nd          3rd         4th
- ----------------------------------------------------------------------------
 1994        HIGH             $4             $ 3 1/8      $4          $4
             LOW               2 7/8          2 3/8        2 1/2       3
             DIVIDENDS        --             --           --          --
 1993(1)     High             $11 11/32      $9 9/32      $4 7/8      $3 5/8
             Low                6 3/16        3 3/32       4 1/8       2 1/2
             Dividends        --             --           --          --

(1) On July 23, 1993, a 1 for 16.5 reverse stock split of the Company's common stock became effective. This reverse stock split followed the issuance as of July 14, 1993 of 10,178,842 shares, after giving effect to the reverse stock split, in exchange for $63,733,867 principal amount of the Company's 15.5% Subordinated Debentures due 2000 and 500,000 shares of the Company's Preferred Stock pursuant to an exchange offer for such debentures and pre-ferred stock consummated on this date. The high and low sales prices per share of common stock prior to July 23, 1993 are adjusted for the above re-verse stock split.

TRANSFER AGENT AND REGISTRAR
American Stock Transfer and Trust Company
New York, New York

NOTES AND DEBENTURES TRUSTEES
10% -12% Senior Subordinated Notes due 1999
- --IBJ Schroeder Bank & Trust Company, New York, New York
15.5% Discount Subordinated Debentures due 2000
- --Bank One Ohio Trust Company, N.A., Columbus, Ohio